BROOKFIELD PROPERTY PARTNERS L.P.

Unaudited condensed consolidated financial statements

as at September 30, 2013 and December 31, 2012

and for the three and nine month periods ended

September 30, 2013 and September 30, 2012

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Brookfield Property Partners L.P.

Condensed Consolidated Balance Sheets

(Unaudited) (US$ Millions)	Note	Sep. 30, 2013	Dec. 31, 2012
Assets
Non-current assets
Investment properties	5	$ 31,059	$ 31,696
Equity accounted investments	7	8,120	8,038
Participating loan interests	8	784	-
Other non-current assets	9	4,832	5,606
Loans and notes receivable	10	7	246
		44,802	45,586
Current assets
Loans and notes receivable	10	129	212
Accounts receivable and other	11	1,195	989
Cash and cash equivalents		1,566	894
		2,890	2,095
Total assets		$ 47,692	$ 47,681
Liabilities and equity
Non-current liabilities
Property debt	12	$ 16,504	$ 16,442
Capital securities	13	1,894	664
Other non-current liabilities	14	511	439
Deferred tax liability	15	1,424	973
		20,333	18,518
Current liabilities
Property debt	12	2,778	3,366
Capital securities	13	-	202
Accounts payable and other liabilities	16	1,353	1,592
		4,131	5,160
Total liabilities		24,464	23,678
Equity
Limited partners	17	2,089	-
General partner	17	4	-
Brookfield Asset Management Inc.	17	-	13,163
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partner units of the operating partnership held by Brookfield Asset Management Inc.	18	10,072	-
Interests of others in operating subsidiaries	18	11,063	10,840
Total equity		23,228	24,003
Total liabilities and equity		$ 47,692	$ 47,681

See accompanying notes to the condensed consolidated financial statements

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Brookfield Property Partners L.P.

Condensed Consolidated Statements of Income

(Unaudited)		Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions, except per unit amounts)	Note	2013	2012	2013	2012
Commercial property revenue	19	$ 721	$ 712	$ 2,180	$ 2,098
Hospitality revenue		294	260	954	528
Investment and other revenue	20	33	59	132	128
Total revenue		1,048	1,031	3,266	2,754
Direct commercial property expense	21	280	297	878	863
Direct hospitality expense	22	276	238	855	468
Interest expense		275	261	818	742
Administration and other expense	23	108	56	241	165
Total expenses		939	852	2,792	2,238
Fair value gains, net	24	185	572	775	1,021
Share of net earnings from equity accounted investments	7	149	234	543	982
Income before income taxes		443	985	1,792	2,519
Income tax expense	15	60	152	355	464
Net income		$ 383	$ 833	$ 1,437	$ 2,055
Net income attributable to:
Limited partners(1)		$ 39	$ -	$ 83	$ -
General partner(1)		-	-	-	-
Brookfield Asset Management Inc.(2)		-	409	232	1,065
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partner units of the operating partnership held by Brookfield Asset Management Inc.(1)		196	-	402	-
Interests of others in operating subsidiaries		148	424	720	990
		$ 383	$ 833	$ 1,437	$ 2,055
Basic and diluted earnings per LP Unit		$ 0.50		$ 1.04

(1)	For the period from April 15, 2013 to September 30, 2013. See note 3.
(2)	For the periods prior to April 15, 2013. See note 3.

See accompanying notes to the condensed consolidated financial statements

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Brookfield Property Partners L.P.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)		Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	Note	2013	2012	2013	2012

Net income		$ 383	$ 833	$ 1,437	$ 2,055
Other comprehensive income (loss)	25
Items that may be reclassified to net income:
Foreign currency translation		126	145	(623)	73
Cash flow hedges		5	(16)	122	(73)
Available-for-sale securities		(1)	(24)	5	(9)
Equity accounted investments		55	(7)	17	(16)
		185	98	(479)	(25)
Total comprehensive income (loss)		$ 568	$ 931	$ 958	$ 2,030

Comprehensive income attributable to:
Limited partners(1)
Net income		$ 39	$ -	$ 83	$ -
Other comprehensive income (loss)		16	-	(39)	-
		55	-	44	-
General partner(1)
Net income		-	-	-	-
Other comprehensive income (loss)		-	-	-	-
		-	-	-	-
Brookfield Asset Management Inc. (2)
Net income		-	409	232	1,065
Other comprehensive income (loss)		-	46	(25)	6
		-	455	207	1,071
Interests of others in operating subsidiaries
Net income		148	424	720	990
Other comprehensive income (loss)		89	52	(230)	(31)
		237	476	490	959
Redeemable/exchangeable and special limited partner units of the operating partnership held by Brookfield Asset Management Inc.(1)
Net income		196	-	402	-
Other comprehensive income (loss)		80	-	(185)	-
		276	-	217	-
Total comprehensive income (loss)		$ 568	$ 931	$ 958	$ 2,030

(1)	For the period from April 15, 2013 to September 30, 2013. See note 3.
(2)	For the periods prior to April 15, 2013. See note 3.

See accompanying notes to the condensed consolidated financial statements

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Brookfield Property Partners L.P.

Condensed Consolidated Statements of Changes in Equity

5

 Brookfield Property Partners L.P.

Condensed Consolidated Statements of Cash Flow

(Unaudited) (US$ Millions) Nine months ended September 30,	Note	2013	2012
Operating activities
Net income		$ 1,437	$ 2,055
Share of net earnings from equity accounted investments		(543)	(982)
Fair value gains, net		(775)	(1,021)
Deferred income tax expense	15	353	355
Accretion of discount on loan receivable		17	15
Depreciation and amortization		127	80
Initial direct leasing costs		(33)	(55)
Working capital and other		(457)	331
		126	778
Financing activities
Property debt, issuance		3,836	2,099
Property debt, repayments		(3,433)	(2,080)
Other secured debt, issuance		2,075	1,042
Other secured debt, repayments		(1,117)	(548)
Capital securities redeemed		(201)	(153)
Non-controlling interests, issued		642	544
Non-controlling interests, purchased		-	-
Distributions to non-controlling interests in operating subsidiaries		(468)	(517)
Contributions from parent company	3	35	238
Distributions to parent company	3	(286)	(151)
Distributions to limited partnership unit holders		(30)	-
Distributions to general partnership unit holders		(2)	-
Distributions to redeemable/exchangeable unit holders		(145)	-
		906	474
Investing activities
Investment properties, proceeds of dispositions		930	520
Investment properties, investments		(917)	(1,199)
Investment in equity accounted investments		(160)	(560)
Proceeds from sale of investments		115	225
Financial assets, proceeds		131
Foreign currency hedges of net investments		(2)	(5)
Loans and notes receivables, collected		198	447
Loans and notes receivables, advanced		(119)	(125)
Restricted cash and deposits		(47)	(41)
Acquisitions of subsidiaries, net of dispositions		25	122
Capital expenditures - development and redevelopment		(239)	(172)
Capital expenditures - operating properties		(277)	(262)
		(362)	(1,050)
Cash and cash equivalents
Change in cash and cash equivalents		670	202
Foreign exchange revaluation		2	(6)
Balance, beginning of period		894	747
Balance, end of period		$ 1,566	$ 943

See accompanying notes to the condensed consolidated financial statements

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Notes to the Condensed Consolidated Financial Statements

NOTE 1: NATURE AND DESCRIPTION OF THE PArtnership

a)	Brookfield Property Partners L.P.

Brookfield Property Partners L.P. (the “partnership”) was established on January 3, 2013 by Brookfield Asset Management Inc. (“Brookfield” or the “parent company”) as the primary entity through which it and its affiliates will own and operate commercial property on a global basis.

The partnership’s sole direct investment is a managing general partnership unit interest in Brookfield Property L.P. (the “operating partnership”), which holds the partnership’s interest in the commercial property operations. Prior to August 8, 2013 the partnership’s interest in the operating partnership was comprised solely of a limited partnership interest in class A limited partnership units (the “Class A LP Units”) of the operating partnership (see Note 1c).

The partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated January 3, 2013, as amended and restated on August 8, 2013 (see note 1c). The partnership is a subsidiary of Brookfield. The partnership’s limited partnership units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols ‘‘BPY’’ and ‘‘BPY.UN’’, respectively.

The registered head office of the partnership is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

b)	Spin off of commercial property operations

On April 15, 2013, Brookfield completed a spin-off of its commercial property operations (the “Business”) to the partnership (the “Spin-off”), which was effected by way of a special dividend of units of the partnership to holders of Brookfield’s Class A and B limited voting shares as of March 26, 2013 (the “Record Date”). Each holder of shares received one partnership unit for approximately every 17.42 shares, representing 44.7% of the limited partnership interest in the partnership, with Brookfield retaining units of the partnership, redeemable/exchangeable units of the operating partnership (“Redeemable/Exchangeable Units”), and a 1% general partner interest in the operating partnership through Brookfield Property GP L.P., an indirect wholly-owned subsidiary of Brookfield, pursuant to the agreement dated April 10, 2013, as amended on August 8, 2013 (see note 1c).

Prior to the Spin-off, Brookfield effected a reorganization (“the reorganization”) so that the partnership’s commercial property operations, including its office, retail, multi-family and industrial and other assets, located in the United States, Canada, Australia, Brazil and Europe, that have historically been owned and operated, both directly and through its operating entities, by Brookfield, were acquired by three holding entities (the “holding entities”). The holding entities which were newly formed entities under the laws of the Province of Ontario, the State of Delaware and Bermuda, were established to hold the partnership’s interest in the Business, and the common shares of each of the holding units are wholly-owned by the operating partnership. In consideration, Brookfield received (i) additional units of the partnership, (ii) Redeemable/Exchangeable Units, representing an 81.8% limited partnership interest in the operating partnership, and (iii) $1.25 billion of redeemable preferred shares of one of the holding entities.

c) Amendment to the partnership and operating partnership limited partnership agreements subsequent to Spin-off

On August 8, 2013, the partnership and Brookfield amended the partnership agreement for the operating partnership, to make the partnership the managing general partner of the operating partnership. As a result, the voting agreement between the partnership and Brookfield, which required Brookfield to exercise certain of its voting rights in respect of the operating partnership’s general partner as directed by the partnership, was terminated and related changes were made to the partnership agreement of the partnership and the Master Services Agreement (see Note 3(c)). In conjunction with the amendment of the partnership agreement for the operating partnership, the general partner interest in the operating partnership indirectly owned by Brookfield through Brookfield Property GP L.P., and on August 8, 2013 was renamed to Brookfield Property Special L.P. (“Property Special LP”), was transferred for a special limited partnership interest in the operating partnership, and the limited partnership interest in class A limited partnership units in the operating partnership held by the partnership were transferred for managing general partnership units. The amendment to the partnership agreement for the operating partnership did not change the economic interests of the partnership and Brookfield in the operating partnership. Accordingly, the reference to Property Special LP throughout these financial statements will refer to both Brookfield Property GP L.P., and Property Special LP.

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NOTE 2: BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of presentation

These interim condensed consolidated financial statements of the partnership and its subsidiaries have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies described below. Accordingly, certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB, have been omitted or condensed.

The financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. The accounting policies set out below have been applied consistently in all material respects. Policies not effective for the current accounting period are described in Note 4, Future Accounting Policies.

b)	Continuity of interests

As described above, the partnership was established on January 3, 2013 by Brookfield and on April 15, 2013 Brookfield completed the Spin-off of the Business to the partnership. Brookfield directly and indirectly controlled the Business prior to the Spin-off and continues to control the partnership subsequent to the Spin-off through its interests in the partnership. As a result of this continuing common control there is insufficient substance to justify a change in the measurement of the Business. Accordingly, the partnership has reflected the Business in its financial position and results of operations using Brookfield’s carrying values prior to the Spin-off.

To reflect this continuity of interests, these interim condensed consolidated financial statements provide comparative information of the Business for the periods prior to the Spin-off, as previously reported by Brookfield, but using IFRS standards in effect for annual periods beginning on or after January 1, 2013, which are described below. The economic and accounting impact of contractual relationships created or modified in conjunction with the Spin-off have been reflected prospectively from the date of the Spin-off and have not been reflected in the results of operations or financial position of the partnership prior to April 15, 2013 as such items were in fact not created or modified prior thereto. Accordingly, the financial information for the periods prior to April 15, 2013 is presented based on the historical financial information for the contributed operations as previously reported by Brookfield. For the period after completion of the Spin-off, the results are based on the actual results of the partnership, including the adjustments associated with the Spin-off and the execution of several new and amended agreements including management service and relationship agreements (see Note 29). Certain of these new or amended agreements resulted in differences in the basis of accounting as recorded by Brookfield and as recorded by the partnership. These differences are more fully described in Note 3.

Prior to April 15, 2013, intercompany transactions between the partnership and Brookfield have been included in these financial statements and are considered to be effectively settled for cash at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the condensed consolidated statements of cash flows as a financing activity and in the condensed consolidated balance sheets as “Equity attributable to Brookfield Asset Management Inc.”

c)	Basis of consolidation

The interim condensed consolidated financial statements include the accounts of the partnership and its consolidated subsidiaries, which are the entities over which the partnership has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of the partnership’s subsidiaries and the Redeemable/Exchangeable Units held by Brookfield are shown separately in equity in the condensed consolidated balance sheets. Intercompany transactions have been eliminated.

As part of the Spin-off and prior to August 8, 2013, the partnership entered into a voting agreement with Brookfield under which the partnership was indirectly assigned Brookfield’s voting rights in Property Special LP. The partnership entered into similar arrangements with various affiliates of Brookfield, whereby the partnership effectively gained power over of the entities with respect to which voting agreements were put in place. Accordingly, the partnership consolidated the accounts of the operating partnership and its subsidiaries prior to August 8, 2013.

On August 8, 2013, the partnership and Brookfield amended the partnership agreement for the operating partnership, to among other things make the partnership the managing general partner of the operating partnership. As a result, the voting

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agreement between the partnership and Brookfield, which required Brookfield to exercise certain of its voting rights in respect of the operating partnership’s general partner as directed by the partnership was terminated. The partnership did not amend any other voting agreements previously entered into with various affiliates of Brookfield, such that the partnership’s power over the entities previously consolidated did not change. In conjunction with the amendment of the partnership agreement for the operating partnership, the general partner interest in the operating partnership indirectly owned by Brookfield was transferred for a special limited partnership interest in the operating partnership, and the limited partnership interest in class A limited partnership units in the operating partnership held by the partnership were transferred for managing general partner units. The managing general partner units provide the partnership with the power to direct the relevant activities of the operating partnership. Accordingly, the partnership will continue to consolidate the operating partnership and its subsidiaries.

d)	Redeemable/Exchangeable Units

Beginning on April 15, 2015, the Redeemable/Exchangeable Units may, at the request of the holder, be redeemed in whole or in part, for cash in an amount equal to the market value of one of the partnership’s units multiplied by the number of units to be redeemed (subject to certain adjustments). This right is subject to the partnership’s right, at its sole discretion, to elect to acquire any unit presented for redemption in exchange for one of the partnership’s units (subject to certain customary adjustments). If the partnership elects not to exchange the Redeemable/Exchangeable Units for units of the partnership, Redeemable/Exchangeable Units are required to be redeemed for cash. The Redeemable/Exchangeable Units provide the holder the direct economic benefits and exposures to the underlying performance of the operating partnership and accordingly to the variability of the distributions of the operating partnership, whereas the partnership’s unitholders have indirect access to the economic benefits and exposures of the operating partnership through direct ownership interest in the partnership which owned a direct interest in the Class A LP Units of the operating partnership prior to August 8, 2013, and a managing general partnership interest on and subsequent to August 8, 2013 (see Note 1c). Accordingly, the Redeemable/Exchangeable Units have been presented within non-controlling interests on the condensed consolidated balance sheet. The Redeemable/Exchangeable Units do not entail a contractual obligation on the part of the partnership to deliver cash and can be settled by the partnership, at its sole discretion, by issuing a fixed number of its own equity instruments.

e)	Investment properties

Investment properties include operating properties held to earn rental income and properties that are being constructed or developed for future use as investment properties. Operating properties and development properties are recorded at fair value, determined based on available market evidence, at the balance sheet date. Related fair value gains and losses are recorded in net income in the period in which they arise.

The cost of development properties includes direct development costs, realty taxes and borrowing costs directly attributable to the development. Borrowing costs associated with direct expenditures on properties under development or redevelopment are capitalized. Borrowing costs are also capitalized on the purchase cost of a site or property acquired specifically for redevelopment in the short-term but only where activities necessary to prepare the asset for development or redevelopment are in progress. The amount of borrowing costs capitalized is determined first by reference to borrowings specific to the project, where relevant, and otherwise by applying a weighted average cost of borrowings to eligible expenditures after adjusting for borrowings associated with other specific developments. Where borrowings are associated with specific developments, the amount capitalized is the gross cost incurred on those borrowings less any investment income arising on their temporary investment. Borrowing costs are capitalized from the commencement of the development until the date of practical completion. The capitalization of borrowing costs is suspended if there are prolonged periods when development activity is interrupted. The partnership considers practical completion to have occurred when the property is capable of operating in the manner intended by management. Generally this occurs upon completion of construction and receipt of all necessary occupancy and other material permits. Where the partnership has pre-leased space as of or prior to the start of the development and the lease requires the partnership to construct tenant improvements which enhance the value of the property, practical completion is considered to occur on completion of such improvements. Initial direct leasing costs incurred by the partnership in negotiating and arranging tenant leases are added to the carrying amount of investment properties.

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f)	Equity accounted investments

(i) Investments in Joint Ventures

A joint venture is a contractual arrangement pursuant to which the partnership and other parties undertake an economic activity that is subject to joint control whereby the strategic financial and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control.

Joint venture arrangements that involve the establishment of a separate entity in which each venture has an interest are referred to as jointly controlled entities. The partnership reports its interests in jointly controlled entities using the equity method of accounting. Under the equity method, investments in jointly controlled entities are carried in the balance sheet at cost as adjusted for the partnership’s proportionate share of post-acquisition changes in the net assets of the joint ventures, or for post-acquisition changes in any excess of the partnership’s carrying amount over the net assets of the joint ventures, less any identified impairment loss. When the partnership’s share of losses of a joint venture equals or exceeds its interest in that joint venture, the partnership discontinues recognizing its share of further losses. An additional share of losses is provided for and a liability is recognized only to the extent that the partnership has incurred legal or constructive obligations to fund the entity or made payments on behalf of that entity.

Where the partnership undertakes its activities under joint venture arrangements through a direct interest in the joint venture’s assets, rather than through the establishment of a separate entity, the partnership’s share of joint venture assets, liabilities, revenues and expenses are recognized in the financial statements and classified according to their nature.

Where the partnership transacts with its jointly controlled entities, unrealized profits and losses are eliminated to the extent of the partnership’s interest in the relevant joint venture. Outstanding balances between the partnership and jointly controlled entities are not eliminated in the balance sheet.

(ii) Investment in associates

An associate is an entity over which the investor has significant influence but not control and that is not a subsidiary or an interest in a joint venture. The results and assets and liabilities of associates are incorporated in the financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the balance sheet at cost as adjusted for the partnership’s share of post-acquisition changes in the net assets of the associates, or for post-acquisition changes in any excess of the partnership’s carrying amount over the net assets of the associates, less any identified impairment loss. When the partnership’s share of losses of an associate equals or exceeds its interest in that associate, the partnership discontinues recognizing its share of further losses. An additional share of losses is provided for and a liability is recognized only to the extent that the partnership has incurred legal or constructive obligations or made payments on behalf of that associate.

Where the partnership transacts with its associates, profits and losses are eliminated to the extent of the partnership’s interest in the relevant associate. Balances outstanding between the partnership and associates are not eliminated in the balance sheet.

g)	Other property, plant and equipment

The partnership accounts for its other property, plant and equipment using the revaluation method or the cost model, depending on the nature of the asset and the operating segment. Other property, plant and equipment measured using the revaluation method is initially measured at cost and subsequently carried at its revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses. Under the cost method, assets are initially recorded at cost and are subsequently depreciated over the assets’ useful lives, unless an impairment is identified requiring a write-down to estimated fair value.

h)	Loans and notes receivable

Loans and notes receivable are carried at amortized cost with interest income recognized following the effective interest method. Notes receivable purchased at a discount are also carried at amortized cost with discounts amortized over the remaining expected life of the loan following the effective interest method.

A loan is considered impaired when, based upon current information and events, it is probable that the partnership will be unable to collect all amounts due for both principal and interest according to the contractual terms of the loan agreement.

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Loans are evaluated individually for impairment given the unique nature and size of each loan. For each collateralized loan, the partnership’s finance subsidiaries perform a quarterly review of all collateral properties underlying the loans receivables. Impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent.

i)	Taxation

The partnership is a flow-through entity for tax purposes and as such is not subject to Bermudian taxation. However, income taxes are recognized for the amount of taxes payable by the holding entities, and any direct or indirect corporate subsidiaries of such holding entities.

Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities by the holding entities in respect of the partnership or directly by the partnership’s taxable subsidiaries, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date.

Deferred income tax liabilities are provided for using the liability method on temporary differences between the tax bases and carrying amounts of assets and liabilities. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent it is no longer probable that the income tax asset will be recovered. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Current and deferred income tax relating to items recognized directly in equity are also recognized directly in equity.

j)	Provisions

A provision is a liability of uncertain timing or amount. Provisions are recognized when the partnership has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. Provisions are re-measured at each balance sheet date using the current discount rate. The increase in the provision due to passage of time is recognized as interest expense.

k)	Foreign currencies

The financial statements are presented in U.S. dollars, which is the functional currency of the partnership and the presentation currency for the financial statements.

Assets and liabilities of subsidiaries or equity accounted investees having a functional currency other than the U.S. dollar are translated at the rate of exchange at the balance sheet date. Revenues and expenses are translated at average rates for the period. The resulting foreign currency translation adjustments are recognized in other comprehensive income (“OCI”).

Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the date of the transactions. At the end of each reporting period, foreign currency denominated monetary assets and liabilities are translated to the functional currency using the prevailing rate of exchange at the balance sheet date. Gains and losses on translation of monetary items are recognized in the statements of income, except for those related to monetary liabilities qualifying as hedges of the partnership’s investment in foreign operations or certain intercompany loans to or from a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future, which are included in OCI.

l)	Revenue recognition
a.	Investment properties

The partnership has retained substantially all of the risks and benefits of ownership of its investment properties and therefore accounts for leases with its tenants as operating leases. Revenue recognition under a lease commences when the tenant has a right to use the leased asset. Generally, this occurs on the lease inception date or, where the partnership is required to make additions to the property in the form of tenant improvements which enhance the value of the property, upon substantial completion of those improvements. The total amount of

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contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line rent receivable, which is included in the carrying amount of investment property, is recorded for the difference between the rental revenue recorded and the contractual amount received.

Rental revenue also includes percentage participating rents and recoveries of operating expenses, including property and capital taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

b.	Hospitality revenue

Rooms, food and beverage and other revenue are recognized as services are provided. The partnership recognizes rooms revenue net of taxes and levies that are assessed by government-related agencies. Advanced deposits are deferred and included in accounts payable and other liabilities until services are provided to the customer. The partnership recognizes the net win from casino gaming activities (the difference between gaming wins and losses) as gaming revenue. The partnership recognizes liabilities for funds deposited by patrons before gaming play occurs and for chips in the patrons’ possession, both of which are included in accounts payable and other liabilities. Revenue and expenses from tour operations include the sale of travel and leisure packages and are recognized on the day the travel package begins. Amounts collected in advance from guests are deferred and included in accounts payable and other liabilities until such amounts are earned.

c.	Performance and management fee revenue

Certain of the partnership’s operating subsidiaries are entitled to management fees and performance fees on the management of properties for third parties. The partnership recognizes management fees as earned. The partnership recognizes performance fees in revenue when the amount receivable from its fund partners is determinable at the end of a contractually specified term.

m)	Financial instruments and hedge accounting

Derivative instruments are recorded in the balance sheets at fair value, including those derivatives that are embedded in financial or non-financial contracts and which are not closely related to the host contract.

The following summarizes the partnership’s classification and measurement of financial assets and liabilities:

(US$ Millions)	Classification	Measurement basis
Financial assets
Participating loan interests	Loans and receivables	Amortized cost(1)
Loans and notes receivables	Loans and receivables	Amortized cost(1)
Other non-current assets
Securities designated as fair value through profit or loss (“FVTPL”)	FVTPL	Fair value
Derivative assets	FVTPL	Fair value
Securities designated as available-for-sale (“AFS”)	AFS	Fair value
Other receivables	Loans and receivables	Amortized cost
Accounts receivable and other Accounts receivable Securities designated as AFS Restricted cash	Loans and receivables AFS Loans and receivables	Amortized cost Fair value Amortized cost
Cash and cash equivalents	Loans and receivables	Amortized cost
Financial liabilities
Property debt	Other liabilities	Amortized cost(1)
Capital securities	Other liabilities	Amortized cost
Other non-current liabilities
Other secured debt	Other liabilities	Amortized cost
Other non-current financial liabilities	Other liabilities	Amortized cost(1)
Accounts payable and other liabilities	Other liabilities	Amortized cost(1)
(1)Except for derivatives embedded in the related financial instruments that are classified as FVTPL.

The partnership’s subsidiaries selectively utilize derivative financial instruments primarily to manage financial risks, including interest rate and foreign exchange risks. Derivative financial instruments are recorded at fair value determined on a credit adjusted basis.

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The partnership applies hedge accounting to derivative financial instruments in cash flow hedging relationships, and to derivative and non-derivative financial instruments designated as hedges of net investments in subsidiaries. Hedge accounting is discontinued prospectively when the hedge relationship is terminated or no longer qualifies as a hedge, or when the hedging item is sold or terminated.

In cash flow hedging relationships, the effective portion of the change in the fair value of the hedging derivative is recognized in OCI while the ineffective portion is recognized in net income. Hedging gains and losses recognized in accumulated other comprehensive income (“AOCI”) are reclassified to net income in the periods when the hedged item affects net income. Gains and losses on derivatives are immediately reclassified to investment and other revenue when the hedged item is sold or terminated or when it is determined that a hedged forecasted transaction is no longer probable.

In a net investment hedging relationship, the effective portion of foreign exchange gains and losses on the hedging instruments is recognized in OCI and the ineffective portion is recognized in net income. The amounts recorded in AOCI are recognized in net income when there is a disposition or partial disposition of the foreign subsidiary.

Changes in the fair value of derivative instruments, including embedded derivatives, that are not designated as hedges for accounting purposes are recognized in fair value gains (losses) or administration expense consistent with the underlying nature and purpose of the derivative instrument.

The asset or liability relating to unrealized gains and losses on derivative financial instruments are recorded in accounts receivable and other or accounts payable and other liabilities, respectively.

n)	Goodwill

Goodwill represents the excess of the price paid for the acquisition of a consolidated entity over the fair value of the net identifiable tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash-generating unit to which it relates. The partnership identifies cash-generating units as identifiable groups of assets that are largely independent of the cash inflows from other assets or group of assets.

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined for goodwill by assessing if the carrying value of a cash-generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell or the value in use. Impairment losses recognized in respect of a cash-generating unit are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the cash-generating unit. Any goodwill impairment is charged to net income in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.

o)	Business combinations

The acquisition of businesses is accounted for using the acquisition method. The cost of an acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3, “Business Combinations” (“IFRS 3”), are recognized at their fair values at the acquisition date, except for non-current assets that are classified as held-for-sale in accordance with IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations”, which are recognized and measured at fair value, less costs to sell. The interests of non-controlling shareholders in the acquiree are initially measured at the non-controlling interests’ proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.

To the extent the fair value of consideration paid exceeds the fair value of the net identifiable tangible and intangible assets, the excess is recorded as goodwill. To the extent the fair value of consideration paid is less than the fair value of net identifiable tangible and intangible assets, the excess is recognized in net income.

Where a business combination is achieved in stages, previously held interests in the acquired entity are re-measured to fair value at the acquisition date, which is the date control is obtained, and the resulting gain or loss, if any, is recognized in net income. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in OCI are reclassified to net income. Changes in the partnership’s ownership interest of a subsidiary that do not result in a gain or loss of control are accounted for as equity transactions and are recorded as a component of equity. Acquisition costs are recorded as an expense in net income as incurred.

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p)	Intangible assets

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date. The partnership’s intangible assets are comprised primarily of ground and retail leases and management and franchise agreements.

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization (unless indefinite lived) and accumulated impairment losses, on the same basis as intangible assets acquired separately.

q)	Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of three months or less.

r)	Earnings per limited partnership unit

The partnership calculates basic earnings per unit by dividing net income attributable to limited partners by the weighted average number of limited partnership units outstanding during the period. For the purpose of calculating diluted earnings per share, the partnership adjusts net income attributable to limited partners, and the weighted average number of limited partnership units outstanding, for the effects of all dilutive potential limited partnership units.

s)	Critical judgments in applying accounting policies

The following are the critical judgments that have been made in applying the partnership’s accounting policies and that have the most significant effect on the amounts in the financial statements:

a.	Investment property

The partnership’s accounting policies relating to investment property are described in Note 2(e). In applying this policy, judgment is applied in determining whether certain costs are additions to the carrying amount of the property and, for properties under development, identifying the point at which practical completion of the property occurs and identifying the directly attributable borrowing costs to be included in the carrying value of the development property. Judgment is also applied in determining the extent and frequency of independent appraisals.

b.	Income taxes

The accounting policy relating to income taxes is described in Note 2(i). In applying this policy judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized. In addition, the consolidated financial statements include estimates and assumptions for determining the future tax rates applicable to subsidiaries and identifying the temporary difference that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the period when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated balance sheet dates. Operating plans and forecasts are used to estimate when the temporary differences will reverse.

c.	Leases

The partnership’s policy for revenue recognition on operating properties is described in Note 2(l)(a). In applying this policy, the partnership makes judgments with respect to whether tenant improvements provided in connection with a lease enhance the value of the leased property which determines whether such amounts are treated as additions to operating property as well as the point in time at which revenue recognition under the lease commences. In addition, where a lease allows a tenant to elect to take all or a portion of any unused tenant improvement allowance as a rent abatement, the partnership must exercise judgment in determining the extent to which the allowance represents an inducement that is amortized as a reduction of lease revenue over the term of the lease.

The partnership also makes judgments in determining whether certain leases, in particular those tenant leases with long contractual terms where the lessee is the sole tenant in a property and long-term ground leases where the partnership is lessor, are operating or finance leases. The partnership has determined that all of its leases are operating leases.

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d.	Financial instruments

The partnership’s accounting policies relating to financial instruments are described in Note 2(m). The critical judgments inherent in these policies relate to applying the criteria set out in IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”) to designate financial instruments as amortized cost, fair value through profit or loss (“FVTPL”) or available-for-sale (“AFS”), the assessment of the effectiveness of hedging relationships, the determination of whether the partnership has significant influence over investees with which it has contractual relationships in addition to the financial instrument it holds and the identification of embedded derivatives subject to fair value measurement in certain hybrid instruments.

The partnership has determined that, notwithstanding its 22% common equity interest, it does not exercise significant influence over Canary Wharf Group plc, (“CWG”) a privately-held commercial property investment and development company in the United Kingdom, as it is not able to elect a member of the board or otherwise influence its financial and operating decisions. Accordingly, the partnership has designated it’s investment in GWG as FVTPL. Accordingly, the partnership has designated its investment in CWG as FVTPL.

e.	Level of control

The partnership's accounting policies for assessing when an investee is consolidated are included in Note 2(c). The partnership consolidates an investee when it controls the investee, with control existing if and only if it has power over the investee; exposure, or rights, to variable returns from its involvement with the investee; and the ability to use its power over the investee to affect the amount of the partnership's returns.

In determining if the partnership has power over an investee the partnership makes judgments when identifying which activities of the investee are relevant in significantly affecting returns of the investee and the extent of the partnership's existing rights that give it the current ability to direct the relevant activities of the investee. The partnership will also make judgments as to the amount of potential voting rights which provide the partnership or unrelated parties voting powers, the existence of contractual relationships that provide the partnership voting power, the ability to appoint directors and the ability of other investors to remove the partnership as a manager or general partner. In assessing if the partnership has exposure, or rights, to variable returns from its involvement with the investee the partnership makes judgments concerning whether returns from an investee are variable and how variable those returns are on the basis of the substance of the arrangement, the size of those returns and the size of those returns relative to others. In determining if the partnership has the ability to use its power over the investee to affect the amount of the partnership's returns the partnership makes judgments when it is an investor as to whether it is a principal or agent and whether another entity with decision-making rights is acting as an agent for the partnership. If the partnership determines that it is acting as an agent, as opposed to principal, it does not control the investee.

f.	Common control transactions

IFRS does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, the partnership has developed a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The partnership’s policy is to record assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at the carrying value on the transferor’s financial statements. Differences between the carrying amount of the consideration given or received, where the partnership is the transferor, and the carrying amount of the assets and liabilities transferred are recorded directly in equity.

g.	Other critical estimates and judgments

Other critical estimates and judgments utilized in the preparation of the partnership’s financial statements are: assessment of net recoverable amounts; net realizable values; depreciation and amortization rates and useful lives; value of goodwill and intangible assets; ability to utilize tax losses and other tax measurements; and the determination of functional currency. Critical estimates and judgments also include the determination of effectiveness of financial hedges for accounting purposes; the likelihood and timing of anticipated transactions for hedge accounting; the fair value of assets held as collateral and the partnership’s ability to hold financial assets, and the selection of accounting policies.

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h.	Business combinations

The partnership's accounting policies relating to business combinations are described in Note 2(o). In applying this policy, judgment is applied in determining whether an acquisition meets the definition of a business combination or an asset acquisition by considering the nature of the assets acquired and the processes applied to those assets, or if the integrated set of assets and activities is capable of being conducted and managed for the purpose of providing a return to investors or other owners. The determination of whether an acquisition meets the definition of a business results in measurement differences on initial recognition of the acquired net assets. If the acquisition is determined to be a business combination these differences include the nature of deferred tax assets and liabilities that may be recorded and the requirement to recognize goodwill or negative goodwill, as applicable, for differences between the consideration provided and the fair value of the net assets acquired. Additionally, transaction costs incurred to effect a business combination are required to be expensed where as for an asset acquisition transaction costs would be capitalized to the initial carrying amount of the acquired asset.

i.	Revaluation method for property, plant, and equipment

The partnership's accounting policies relating to property, plant and equipment accounted for under the revaluation model are described in Note 2(g). In applying this policy judgment is required in determining the valuation model employed and the selection of appropriate assumptions used in estimating the fair value of assets to which the revaluation model is applicable.

j.	Investments in associates

The partnership considers the guidance in IAS 28, “Investments in Associates” (“IAS 28”) and IAS 39, as applicable, to determine if there are indicators of impairment, one of which is whether there is a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost. Accordingly, the partnership considers whether the variance between the value of the investment as determined using the publicly traded share price and the carrying value is an indicator of impairment.

Specifically for the partnership’s investment in General Growth Properties, Inc. (“GGP”), the evaluation of whether there were impairment indicators present included consideration of a number of factors as required by IAS 39 including an evaluation of the technological, market, economic and legal environment in which GGP operates; consideration of whether GGP was in significant financial difficulty; considerations relating to the existence of any contractual breaches of GGP and an assessment of trends in funds from operations of GGP. Further, with respect specifically to the variance between the value of the investment as determined using the publicly traded share price and the carrying value determined under IAS 28, the partnership considers additional factors relative to this variance. This includes an analysis of the original blended cost of the partnership’s investment in GGP compared to the publicly traded share price over the period from acquisition dates through to each reporting date; the trend in the share price of GGP as at each reporting date up to and including current date; and an assessment of the underlying cash flows that are expected to be derived from the properties, including the significant recovery in property values contributing to the fair value gains recorded by GGP.

t)	Critical accounting estimates and assumptions

The partnership makes estimates and assumptions that affect the carried amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of earnings for the period. Actual results could differ from estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the financial statements relate to the following:

a.	Investment property

The critical estimates and assumptions underlying the valuation of operating properties and property developments are set out in Note 5.

b.	Financial instruments

The partnership determines the fair value of its warrants to acquire common shares of GGP, which are not traded on an active market. As such, market transactions are used when available, and a Black-Scholes option pricing model is used, when no applicable market transactions occur, wherein it is required to make estimates and assumptions regarding the expected future volatility of GGP’s shares and the term of the warrants.

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The partnership also has certain financial assets and liabilities with embedded participation features related to the values of investment properties whose fair values are based on the fair values of the related properties.

The partnership holds other financial instruments that represent equity interests in investment property entities that are measured at fair value as these financial instruments are designated as FVTPL or AFS. Estimation of the fair value of these instruments is also subject to the estimates and assumptions associated with investment properties.

The fair value of interest rate caps is determined based on generally accepted pricing models using quoted market interest rates for the appropriate term. Interest rate swaps are valued at the present value of estimated future cash flows and discounted based on applicable yield curves derived from market interest rates.

Application of the effective interest method to certain financial instruments involves estimates and assumptions about the timing and amount of future principal and interest payments.

NOTE 3: The SPIN-OFF

As described above, the financial information in these interim condensed consolidated financial statements for the periods prior to April 15, 2013 is presented based on the historical financial information for the contributed operations as previously reported by Brookfield. For the period after completion of the Spin-off, the results are based on the actual results of the partnership, including the adjustments associated with the Spin-off and the execution of several new and amended agreements including management service and relationship agreements. Accordingly, net income and comprehensive income not attributable to interests of others in operating subsidiaries has been allocated to the parent company prior to April 15, 2013 and allocated to the limited partners, the general partner and Redeemable/Exchangeable Units on and after April 15, 2013.

The following describes the impact of those new or amended agreements that resulted in changes to the basis of accounting for investments as recorded by Brookfield and as recorded by the partnership.

a)	Redeemable/Exchangeable Units

Prior to the Spin-off, Brookfield effected a reorganization so that the partnership’s commercial property operations, including its office, retail, multi-family and industrial and opportunistic assets, located in the United States, Canada, Australia, Brazil and Europe, that have historically been owned and operated, both directly and through its operating entities, by Brookfield, were acquired by the holding entities. The holding entities which were newly formed entities under the laws of the Province of Ontario, the State of Delaware and Bermuda, were established to hold the partnership’s interest in the Business, and the common shares of each of the holding entities are wholly-owned by the operating partnership. In consideration, Brookfield received (i) additional units of the partnership, (ii) Redeemable/Exchangeable Units, representing an 81.8% limited partnership interest in the operating partnership, and (iii) $1.25 billion of redeemable preferred shares of one of the holding entities. The Redeemable/Exchangeable Units enable Brookfield, at its request, to redeem the units in whole or in part in exchange for cash, subject to the partnership’s first right to acquire such interest (in lieu of such redemption) in exchange for limited partnership units of the partnership.

The impact of the Redeemable/Exchangeable Units has not been recorded in these interim condensed consolidated financial statements prior to April 15, 2013, as the Redeemable/Exchangeable Units were not in place prior thereto.

b)	Investments in Australia

On the date of Spin-off, the partnership and Brookfield entered into various agreements which results in the holding entities now holding economic interests in certain Brookfield commercial and other real property in Australia, in the form of participating loan agreements with Brookfield, which are hybrid instruments comprising an interest bearing note, a total return swap and an option to acquire direct or indirect legal ownership to the referenced properties. The participating loan interests provide the holding entities with an interest in the results of operations and changes in fair value of the properties. Brookfield retains the legal title to the properties through a wholly-owned subsidiary that is not part of the Business in order to preserve existing financing arrangements. These participating loan notes are convertible by the holding entities at any time into direct ownership interests in the properties or the entities that have direct ownership of such properties (the “Australian property subsidiaries”). Certain of these participating loan notes provide the holding entities with control over the Australian property subsidiaries and, accordingly, the assets, liabilities and results of the Australian property subsidiaries are consolidated by the holding entities.

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These interim condensed consolidated financial statements reflect the commercial and other real property interests in Australia owned by Brookfield as direct ownership interests prior to April 15, 2013 and reflect the impact of the participating loan agreements thereafter.

c)	Other arrangements with Brookfield

The partnership entered into a Master Services Agreement with affiliates of Brookfield (the “managers”), to provide management services to the partnership. Pursuant to the Master Services Agreement, the partnership pays a base management fee to the managers equal to $12.5 million per quarter (subject to an annual escalation by a specified inflation factor beginning on January 1, 2014). Additionally, the operating partnership pays a quarterly equity enhancement distribution to the Property Special LP of 0.3125% of the amount by which the partnership’s total capitalization value at the end of each quarter exceeds its total capitalization value determined immediately following the Spin-off, subject to certain adjustments. The Property Special LP also receives incentive distributions based on an amount by which quarterly distributions on the limited partnership units of the operating partnership exceed specified target levels as set forth in the operating partnership’s limited partnership agreement.

The impact of the above-mentioned arrangements with Brookfield has not been recorded in these financial statements prior to April 15, 2013, as such arrangements were not in place prior thereto.

d)	Allocations by Brookfield to the partnership

Prior to April 15, 2013, the interim condensed consolidated financial statements included expenses of Brookfield allocated to the partnership for certain functions provided by Brookfield, including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, communications, ethics and compliance, shared services, employee benefits and incentives and insurance. These expenses have been allocated to the results of operations on the basis of direct usage when identifiable, with the remainder allocated on the basis of revenue, headcount or other measures. The partnership considers the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to, or the benefit received by the Business during the periods presented. The allocations may not, however, reflect the expense the partnership would have incurred as an independent, publicly-traded company for the periods presented. Subsequent to the Spin-off, the partnership performs these functions through the Master Services Agreement with among others, Brookfield Property Partners Limited (“BPY General Partner”), (see Note 29 for a description of related party arrangements), and such costs have been recorded in these interim condensed consolidated financial statements using actual amounts.

NOTE 4: FUTURE ACCOUNTING POLICIES

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments, however no mandatorily effective date has currently been defined. IFRS 9 is intended to reduce the complexity for the classification and measurement of financial instruments. The partnership currently applies IAS 39 for treatment of Financial Instruments and is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

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NOTE 5: INVESTMENT PROPERTIES

	Sep. 30, 2013			Dec. 31, 2012
(US$ Millions)	Operating properties	Development properties	Total	Operating properties	Development properties	Total

Balance at beginning of period	$ 30,211	$ 1,485	$ 31,696	$ 25,405	$ 1,746	$ 27,151
Property acquisitions	1,027	372	1,399	2,584	266	2,850
Property dispositions (1)	(793)	(185)	(978)	(724)	(6)	(730)
Capital expenditures	319	269	588	388	318	706
Reclassification of development to operating	-	-	-	1,068	(1,068)	-
Fair value gains, net	683	81	764	1,225	112	1,337
Change in presentation on spin-off (2)	(1,421)	-	(1,421)	-	-	-
Change in basis of presentation(3)	(185)	(33)	(218)	-	-	-
Foreign currency translation and other changes	(735)	(36)	(771)	265	117	382
Balance at end of period	$ 29,106	$ 1,953	$ 31,059	$ 30,211	$ 1,485	$ 31,696
(1) Property dispositions represent fair value at time of sale, or the selling price.
(2) Certain investment properties have been reclassed to equity accounted investments and participating loan notes to reflect the spin-off. See note 3(b).
(3) Certain operating assets in Australia, and development properties in the U.K., which are held through an entity which was previously consolidated by the partnership, have been reclassed to equity accounted investments as of September 30, 2013.

The partnership determines the fair value of each operating property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Where available, the partnership determines the fair value of investment property based on sales of similar property in the same location and in similar condition and leasing profile. Where comparable sales do not exist the partnership considers information from a variety of sources, including: (i) discounted cash flows based on reliable estimates of future cash flows, supported by the terms of existing lease and other contracts, and evidence such as current market rents for similar properties in the same location and condition, using discount rates to reflect uncertainty in the amount and timing of the cash flows; (ii) recent prices of similar properties in less active markets, with adjustments to reflect any change in economic conditions since the date of the observed transactions that occurred at those prices, including market rents and discount or capitalization rates; and (iii) current prices in an active market for properties of a different nature, condition or location, including differences in leasing and other contracts.

In certain cases, these sources will suggest different conclusions about the fair value of an investment property. In such cases, the partnership considers the reasons for any such differences in validating the most reliable estimate of fair value. Discounted cash flow valuations are completed by undertaking one of two accepted market valuation methods, which include either: (i) discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows; or (ii) undertaking a direct capitalization approach whereby a capitalization rate is applied to estimated current year cash flows. Fair values are primarily determined by discounting the expected future cash flows as opposed to the direct capitalization approach. In determining the appropriateness of the methodology applied, the partnership considers the relative uncertainty of the timing and amount of expected cash flows and the impact such uncertainty would have in arriving at a reliable estimate of fair value. In circumstances where there is low uncertainty as to the timing and amount of expected cash flows, which is primarily due to the lease profile, maturity and the market in which the property is located, a discounted cash flow approach is applied.

Development properties under active development are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets. In accordance with its policy, the partnership measures its operating properties and development properties using valuations prepared by management. The partnership does not measure its properties based on valuations prepared by external valuation professionals.

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The key valuation metrics for operating properties, including properties accounted for under the equity method, are set out in the following table on a weighted-average basis:

		Sep. 30, 2013			Dec. 31, 2012
	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (yrs)	Discount rate	Terminal capitalization rate	Investment horizon (yrs)

Office
United States	Discounted cash flow	7.4%	6.4%	11	7.3%	6.3%	11
Canada	Discounted cash flow	6.5%	5.7%	11	6.4%	5.6%	11
Australia	Discounted cash flow	8.5%	7.2%	10	8.9%	7.2%	10
Europe	Discounted cash flow	6.7%	5.5%	10	6.7%	5.8%	10

Retail
United States(1)	Direct capitalization	5.5%	n/a	n/a	5.7%	n/a	n/a
Australia	Discounted cash flow	10.3%	9.5%	10	9.9%	9.2%	10
Brazil	Discounted cash flow	9.0%	7.2%	10	8.5%	7.2%	10

Multi-Family, Industrial and Other
North America	Discounted cash flow	9.0%	7.8%	8	8.8%	8.0%	10
Europe	Direct capitalization	8.2%	n/a	n/a	n/a	n/a	n/a
Australia	Discounted cash flow	10.1%	8.6%	10	9.8%	9.2%	10
(1) The valuation method used is the direct capitalization method. The amounts presented as the discount rate relate to the implied overall capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

Values are most sensitive to changes in discount rates and timing or variability of cash flows.

During the nine months ended September 30, 2013, the partnership capitalized a total of $270 million (2012 - $262 million) of costs related to development properties. Included in this amount is $220 million (2012 - $203 million) of construction and related costs and $50 million (2012 - $59 million) of borrowing costs capitalized. The weighted average interest rate used for the capitalization of borrowing costs to development properties for the nine months ended September 30, 2013 is 6.0% (2012 - 6.2%).

NOTE 6: Business acquisitions and combinations

The partnership accounts for business combinations using the acquisition method of accounting, pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.

In June 2013, BPY and certain institutional partners, through a fund sponsored by Brookfield, acquired a 95% interest in EZW Gazeley Limited, a specialist developer of large scale logistics warehouses and distribution parks in key strategic locations across the UK, Western Europe and China, for total consideration of $370 million.

As a result of this acquisition, the partnership recorded $2 million of revenue and $1 million in net loss from operations. Total revenue and net loss, including fair value changes that would have been recorded if the acquisition had occurred at the beginning of the year would have been $37 million and $7 million, respectively.

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The following table summarizes the balance sheet impact of significant acquisitions during 2013 that resulted in consolidation:

(US$ Millions)	Total
Cash and cash equivalents	$ 40
Accounts receivable and other	16
Investment properties	484
Intangible assets	20
Other non-current assets	25
Total assets	585
Less:
Accounts payable and other liabilities	(45)
Commercial property debt	(119)
Non-controlling interests(1)	(21)
Non-controlling interests net to the partnership(2)	(256)
Equity	$ 144

Consideration (3)	$ 370
(1) Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition.
(2) Non-controlling interests determined on application of consolidation principles.
(3) Aggregate of equity and non-controlling interests net to the partnership.

Additionally, during the third quarter of 2013, the a subsidiary of the partnership acquired an additional 50% interest in the Victor Building in Washington, D.C. for $72 million bringing its ownership in the commercial property to 100%. The acquisition represents a business combination accounted for in accordance with IFRS 3(R), “Business Combinations” (“IFRS 3(R)”). At the date the partnership acquired control, $240 million was assigned to commercial properties and $97 million was assigned to commercial property debt of the entity that holds this investment property. Prior to the acquisition date, the Victor Building was accounted for within investments in joint ventures under the equity method of accounting with a fair value of $72 million.

NOTE 7: EQUITY ACCOUNTED INVESTMENTS

The following table presents the principal business activity, ownership interest and carrying value of the partnership’s investments in equity accounted jointly controlled entities and associates:

(US$ Millions)		Ownership Interest		Carrying Value
Name of Property/Investees	Principal Business	Sep. 30, 2013	Dec. 31, 2012	Sep. 30, 2013	Dec. 31, 2012
Jointly Controlled Entities
245 Park Avenue, New York	Office properties	51%	51%	$ 665	$ 656
Grace Building, New York	Office properties	50%	50%	642	625
450 West 33rd Street, New York	Office properties	75%	75%	137	114
125 Old Broad Street	Office properties	50%	-	135	-
E&Y Complex, Sydney	Office properties	50%	50%	250	266
Various	Various	13%-75%	13%-75%	525	1,143
				2,354	2,804
Investments in Associates
GGP (1)	Retail properties	23%	23%	5,221	4,837
Rouse Properties Inc. (“Rouse”) (1)	Retail properties	43%	43%	435	381
Various	Various	24%-33%	24%-40%	110	16
				5,766	5,234
Total				$ 8,120	$ 8,038
(1) The 23% and 43% (2012 - 23% and 43%) ownership interests relates to the partnership’s consolidated ownership in GGP and Rouse, respectively, which includes the interests of fund investors controlled by the partnership and which are required to be consolidated in the partnership’s financial statements. The partnership's net economic interests in GGP and Rouse are 22% and 37% (2012- 21% and 36%), respectively.

Other jointly controlled entities hold individual operating properties and property developments that the partnership owns together with co-owners where the strategic financial and operating decisions require approval of the co-owners.

The fair value of the common shares of GGP consolidated by the partnership based on the trading price of GGP common stock as of September 30, 2013 is $4.2 billion (December 31, 2012 - $4.2 billion). The fair value of the common shares of Rouse held by the partnership based on the trading price of Rouse common stock as of September 30, 2013 is $441 million

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(December 31, 2012 - $358 million). There are no published prices for the partnership’s other equity accounted investments.

Summarized financial information in respect of the partnership’s equity accounted investments is provided below:

(US$ Millions)	Sep. 30, 2013	Dec. 31, 2012
Non-current assets	$ 46,610	$ 47,450
Current assets	1,776	1,655
Total assets	48,386	49,105
Non-current liabilities	19,417	22,547
Current liabilities	2,406	1,654
Total liabilities	21,823	24,201
Net assets	26,563	24,904
Partnership's share of net assets	$ 8,120	$ 8,038

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2013	2012	2013	2012
Revenue	$ 1,080	$ 1,377	$ 3,363	$ 3,357
Expenses	788	1,112	2,377	2,695
Income before fair value gains, net	292	265	986	662
Fair value gains, net	106	484	662	2,728
Net income	398	749	1,648	3,390
Partnership's share of net earnings	$ 149	$ 234	$ 543	$ 982

NOTE 8: PARTICIPATING LOAN INTERESTS

Participating loan interests represent interests in certain properties in Australia that do not provide the partnership with control over the entity that owns the underlying property and are classified as loans and receivables and accounted for at amortized cost. The instruments, which are receivable from a wholly-owned subsidiary of Brookfield, have contractual maturity dates of September 26, 2020 and February 1, 2023, subject to the partnership’s prior right to convert into direct ownership interests in the underlying commercial properties, and have contractual interest rates that vary with the results of operations of those properties.

The outstanding principal of the participating loan interests relates to the following commercial properties:

(US$ Millions)
Name of Property	Participation Interest	Maturity	Sep. 30, 2013	Dec. 31, 2012
Darling Park Complex, Sydney	30%	Sep. 26, 2020	$ 166	$ -
IAG House, Sydney	50%	Sep. 26, 2020	114	-
NAB House, Sydney	25%	Sep. 26, 2020	109	-
Bourke Place Trust, Melbourne	43%	Sep. 26, 2020	182	-
Jessie Street, Sydney	100%	Feb. 01, 2023	138	-
Fujitsu Centre, Sydney	100%	Feb. 01, 2023	41	-
Infrastructure House, Canberra	100%	Feb. 01, 2023	34	-
Total participating loan interests			$ 784	$ -

Included in the balance of participating loan interests is an embedded derivative representing the partnership’s right to participate in the changes in the fair value of the referenced properties. The embedded derivative is measured at fair value with changes in fair value reported through earnings in fair value gains, net. The carrying value of the embedded derivative at September 30, 2013 was $61 million (December 31, 2012 – $48 million). For the three and nine months ended September 30, 2013, the partnership recognized interest income of $14 million, and $27 million, respectively (2012 – nil) on the participating loan interests and fair value gains on the associated embedded derivative of nil and $22 million, respectively (2012 – nil).

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Summarized financial information in respect of the properties underlying the partnership’s investment in participating loan interests is set out below:

(US$ Millions)	Sep. 30, 2013	Dec. 31, 2012
Non-current assets	$ 2,785	$ -
Current assets	82	-
Total assets	2,867	-
Non-current liabilities	383	-
Current liabilities	708	-
Total liabilities	1,091	-
Net assets	$ 1,776	$ -

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2013	2012	2013	2012
Revenue	$ 58	$ -	$ 120	$ -
Expense	(30)	-	(58)	-
Earnings before fair value gains, net	28	-	62	-
Fair value gains, net	(2)	-	42	-
Net earnings	$ 26	$ -	$ 104	$ -

NOTE 9: other NON-CURRENT ASSETS

The components of other non-current assets are as follows:

(US$ Millions)	Sep. 30, 2013	Dec. 31, 2012
Hotel operating assets	$ 2,290	$ 2,970
Securities designated FVTPL	1,054	915
Derivative assets	537	538
Securities designated AFS	152	208
Goodwill	126	138
Other non-current assets	673	837
Other non-current assets	$ 4,832	$ 5,606

Hotel operating assets are presented on a cost basis net of accumulated fair value changes and accumulated depreciation. Accumulated fair value changes include unrealized revaluations of property, plant and equipment using the revaluation method, which are recorded in revaluation surplus as a component of equity, as well as unrealized impairment losses recorded in net income. The table below presents the change to the components of the hotel operating asset value from the beginning of the year:

(US$ Millions)	Sep. 30, 2013
Cost
Balance at the beginning of the year	$ 3,129
Additions, net of disposals	102
Foreign exchange translation	(86)
Change in basis of presentation (1)	(608)
2,537
Accumulated fair value changes
Balance at the beginning of the year	1
1
Accumulated depreciation
Balance at the beginning of the year	(160)
Depreciation	(102)
Change in basis of presentation (1)	14
(248)
$ 2,290
(1) Certain hotel operating assets in Australia, which are held through an entity which was previously consolidated by the partnership through to September 29, 2013, have been reclassed to equity accounted investments as of September 30, 2013.

Included in equity securities designated as FVTPL is a 22% common equity interest in CWG, a privately held commercial property investment and development company in the United Kingdom.

Derivative assets include the carrying amount of warrants to purchase shares of common stock of GGP with a carrying amount of $537 million (December 31, 2012 - $538 million). The fair value of the warrants as September 30, 2013 was

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determined using a Black-Scholes option pricing model, assuming a 4.1 year term (December 31, 2012 - 4.9 year term), 44% volatility (December 31, 2012 - 48% volatility), and a risk free interest rate of 1.15% (December 31, 2012 - 0.72%).

Securities designated as AFS include $108 million (December 31, 2012 - $105 million) representing the partnership’s common and preferred equity interest in an office property in Washington, D.C. which is pledged as security for a loan payable to the issuer of $92 million (December 31, 2012 - $92 million) recognized in other non-current liabilities. Also included in securities designated as AFS are commercial mortgage-backed securities with an estimated fair value of nil (December 31, 2012 - $34 million) and securities with a fair value of $44 million (December 31, 2012 - $69 million).

Goodwill represents a portfolio premium recognized in connection with the historical purchase of the partnership’s Brazilian retail assets.

Included in other non-current assets is a $128 million (December 31, 2012 - $148 million) receivable upon the earlier of the exercise by the partnership, or Brookfield Office Properties Inc. (“BPO”), a 51% owned subsidiary of the partnership, of their options to acquire direct ownership of certain properties in the Australian portfolio from a subsidiary of Brookfield on the maturity of the related loans.

NOTE 10: LOANS AND NOTES RECEIVABLE

Loans and notes receivable reside primarily in the partnership’s real estate finance funds and are generally secured by commercial and other income producing real property.

(US$ Millions)	Interest Rate	Maturity Date	Sep. 30, 2013	Dec. 31, 2012
Variable rate	US LIBOR plus 1.40% to 11.00%	On demand to 2013 and completion	$ 136	$ 458
			$ 136	$ 458

Current		On demand to 2013	$ 129	$ 212
Non-current(1)		On completion	7	246
Loans and notes receivable			$ 136	$ 458
(1) See Note 29 for related party disclosures.

Included in loans and notes receivable is $83 million (December 31, 2012 - $82 million) of loans receivable in Euros of €62 million (December 31, 2012 - €62 million). Loans receivable of nil (December 31, 2012 - $102 million) have been pledged as collateral for borrowings under credit facilities.

A summary of loans and notes receivable by collateral asset class is as follows:

(US$ Millions)	Sep. 30, 2013		Dec. 31, 2012
	Unpaid Principal Balance	Percentage of Portfolio(1)	Unpaid Principal Balance	Percentage of Portfolio(1)
Asset Class
Hotel	$ 83	70%	$ 148	40%
Office	30	25%	148	40%
Retail	-	-	71	20%
Industrial	5	5%	-	-
Total collateralized	$ 118	100%	$ 367	100%
(1) Represents percentage of collateralized loans.

NOTE 11: ACCounts RECEIVABLE AND OTHER

The components of accounts receivable and other are as follows:

(US$ Millions)	Sep. 30, 2013	Dec. 31, 2012
Accounts receivable(1)	$ 476	$ 272
Restricted cash	354	325
Other current assets	365	392
Accounts receivable and other	$ 1,195	$ 989
(1) See Note 29 for related party disclosures.

Restricted cash relates to cash and deposits that are considered restricted when they are subject to contingent rights of third parties.

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NOTE 12: Property Debt

Property debt includes the following:

	Sep. 30, 2013		Dec. 31, 2012
(US$ Millions)	Weighted Average Rate	Debt Balance	Weighted Average Rate	Debt Balance
Unsecured facilities
Brookfield Office Properties' revolving facility	3.0%	$ 278	-	$ -
Brookfield Canada Office Properties' revolving facility	-	-	3.2%	68
Brookfield Office Properties' senior unsecured notes	4.2%	337	4.2%	350
Brookfield Property Partners' credit facility	2.9%	321
Brookfield Property Partners' promissory note	2.2%	47

Funds subscription credit facility	1.8%	541	1.8%	523

Secured property debt
Fixed rate	5.2%	9,196	5.6%	8,656
Variable rate	4.0%	8,562	4.5%	10,211
Property debt		$ 19,282		$ 19,808

Current		$ 2,778		$ 3,366
Non-current		16,504		16,442
Property debt		$ 19,282		$ 19,808

Property debt includes foreign currency denominated debt payable in the functional currencies of the borrowing subsidiaries. Property debt by currency is as follows:

	Sep. 30, 2013		Dec. 31, 2012
(Millions)	U.S Dollars	Local Currency	U.S Dollars	Local Currency
U.S. dollars	$ 12,967	$ 12,967	$ 12,496	$ 12,496
Canadian dollars	2,744	C$ 2,827	2,506	C$ 2,487
Australian dollars	1,875	A$ 2,012	3,264	A$ 3,140
Brazilian reais	792	R$ 1,766	867	R$ 1,772
British pounds	904	£ 559	675	£ 416
Property debt	$ 19,282		$ 19,808

NOTE 13: CAPITAL SECURITIES

The partnership has the following capital securities outstanding:

(US$ Millions, except share information)	Entity	Shares Outstanding	Cumulative Dividend Rate	Sep. 30, 2013	Dec. 31, 2012
Class B Junior Preferred Shares	Brookfield BPY Holdings Inc.	30,000,000	5.75%	$ 750	$ -
Class C Junior Preferred Shares	Brookfield BPY Holdings Inc.	20,000,000	6.75%	500	-
Class AAA Series E (1)	BPO	8,000,000	70% of bank prime	-	-
Class AAA Series F	BPO	-	6.00%	-	202
Class AAA Series G	BPO	4,400,000	5.25%	110	110
Class AAA Series H	BPO	8,000,000	5.75%	194	202
Class AAA Series J	BPO	8,000,000	5.00%	194	202
Class AAA Series K	BPO	6,000,000	5.20%	146	150
Capital securities				$ 1,894	$ 866

Current				$ -	$ 202
Non-current				1,894	664
Capital securities				$ 1,894	$ 866
(1) The Class AAA Series E capital securities are owned by the partnership. The partnership has an offsetting loan receivable against these securities earning an interest at 108% of bank prime.

On January 31, 2013, BPO redeemed all of the outstanding Class AAA Series F shares for cash of C$25.00 per share plus accrued and unpaid dividends thereon of C$0.1233 per share, representing a total redemption price of C$25.1233 per share.

Capital securities includes $534 million (December 31, 2012 – $756 million) repayable in Canadian dollars of C$550 million (December 31, 2012 – C$750 million).

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Cumulative preferred dividends are payable quarterly, as and when declared by the boards of directors of Brookfield BPY Holdings Inc. and BPO, as applicable, on the last business day of March, June, September and December. On July 25, 2013 the Board of Directors of BPO declared quarterly dividends payable for the Class AAA Series E, G, H, J and K preferred shares.

The $750 million of Class B Junior and $500 million of Class C Junior redeemable preferred shares of one of the holding entities are held by Brookfield which was issued as partial consideration for the Business acquired by the partnership. The Class B preferred shares will be entitled to receive a cumulative preferential dividend equal to 5.75% of their redemption value as and when declared by the board of directors of the holding entity until the fifth anniversary of their issuance. After the fifth anniversary of their issuance the Class B preferred shares will be entitled to receive a cumulative preferential dividend equal to 5.0% plus the prevailing yield for 5-year U.S. Treasury Notes. The holding entity may redeem the Class B preferred shares at any time and must redeem all of the outstanding Class B preferred shares on the tenth anniversary of their issuance. Brookfield will have a right of retraction following the fifth anniversary of the issuance of the Class B preferred shares. The Class C preferred shares will be entitled to receive a cumulative preferential dividend equal to 6.75% of their redemption value as and when declared by the board of directors of the holding entity. The holding entity may redeem the Class C preferred shares at any time and must redeem all of the outstanding Class C preferred shares on the seventh anniversary of their issuance. Brookfield will have a right of retraction following the third anniversary of the issuance of the Class C preferred shares. The Class B and Class C preferred shares will be entitled to vote with the common shares of the holding entity and each class of preferred shares will have an aggregate of 1% of the votes to be cast in respect of the holding entity.

NOTE 14: OTHER NON-CURRENT LIABILITIES

The components of other non-current liabilities are as follows:

(US$ Millions)	Sep. 30, 2013	Dec. 31, 2012
Other secured debt	$ -	$ 9
Other non-current financial liabilities	511	430
Other non-current liabilities	$ 511	$ 439

NOTE 15: INCOME TAXES

The partnership is a flow-through entity for tax purposes and as such is not subject to Bermudian taxation. However, income taxes are recognized for the amount of taxes payable by the holding entities, any direct or indirect corporate subsidiaries of such holding entities, and for the impact of deferred tax assets and liabilities related to such entities.

The sources of deferred income tax balances are as follows:

(US$ Millions)	Sep. 30, 2013	Dec. 31, 2012
Non-capital losses (Canada)	$ 114	$ 127
Capital losses (Canada)	105	115
Net operating losses (U.S.)	83	38
Difference in basis	(1,726)	(1,253)
Net deferred tax liability	$ (1,424)	$ (973)

The holding entities and their Canadian subsidiaries have deferred tax assets of $114 million (December 31, 2012 – $127 million) related to non-capital losses that expire over the next 20 years, and $105 million (December 31, 2012– $115 million) related to capital losses that have no expiry. The holding entities and their U.S. subsidiaries have deferred tax assets of $83 million (December 31, 2012 – $38 million) related to net operating losses that expire over the next 20 years.

The deferred tax balance movements are as follows:

Recognized in
(US$ Millions)	Dec. 31, 2012	Income	Other	OCI	Sep. 30, 2013
Deferred tax assets related to non-capital losses and capital losses	$ 280	$ 33	$ 2	$ (13)	$ 302
Deferred tax liabilities related to difference in tax and book basis, net	(1,253)	(386)	(88)	1	(1,726)
Net deferred tax liability	$ (973)	$ (353)	$ (86)	$ (12)	$ (1,424)

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The major components of income tax expense include the following:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2013	2012	2013	2012
Current income tax	$ 25	$ 32	$ 2	$ 109
Deferred income tax	35	120	353	355
Income tax expense	$ 60	$ 152	$ 355	$ 464

Nine months ended Sep. 30,	2013	2012
Statutory income tax rate	28%	26%
Increase (decrease) in rate resulting from:
Portion of income not subject to tax	(3)	(13)
International operations subject to different tax rates	(7)	6
Minority interests	(3)	-
Valuation allowance	1	-
Reversal of reserves	(3)	-
Related to change in basis of accounting of investments in associates	7	-
Other	-	-
Effective income tax rate	20%	19%

As the partnership is not subject to tax, the above reconciliation has been prepared using a blended statutory rate for jurisdictions where the holding entities and any direct or indirect corporate subsidiaries of such holding entities operate.

NOTE 16: ACCOUNTS PAYABLE AND other liabilities

The components of accounts payable and other liabilities are as follows:

(US$ Millions)	Sep. 30, 2013	Dec. 31, 2012
Accounts payable and accrued liabilities	$ 1,183	$ 1,425
Other secured debt	-	30
Other liabilities	170	137
Accounts payable and other liabilities	$ 1,353	$ 1,592

NOTE 17: Equity

The partnership’s capital structure is comprised of four classes of partnership units: limited and general partnership units, Redeemable/Exchangeable Units of the operating partnership, and special limited partner units of the operating partnership. Prior to the Spin-off equity otherwise not attributable to interests of others in operating subsidiaries has been allocated to the parent company.

a)	Limited and General Partnership equity

Limited partnership units entitle the holder to their proportionate share of distributions.

General partnership units entitle the holder the right to govern the financial and operating policies of the partnership. The general partnership units are entitled to a 1% general partnership interest, equity enhancement distributions and incentive distributions from the operating partnership. Equity enhancement distributions are equal to 0.3125% of the amount by which the partnership’s total capitalization value exceeds the initial market capitalization of the partnership immediately following the Spin-off, subject to certain adjustments. Incentive distributions are calculated in increments based on the amount by which quarterly distributions on the limited partnership units of the operating partnership exceed specified target levels as set forth in the partnership’s limited partnership agreement.

Each limited partnership unit entitles the holder thereof to one vote for the purposes of any approval at a meeting of limited partners, provided that Redeemable/Exchangeable Unit holders will only be entitled to a maximum number of votes in respect of the Redeemable/Exchangeable Units equal to 49% of the total voting power of all outstanding units.

There are no units reserved for issue under options or other contacts.

General partnership units and limited partnership units outstanding are as follows:

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	General partnership units		Limited partnership units		Total
(Thousands of units)	2013	2012	2013	2012	2013	2012
Outstanding at January 1	-	-	-	-	-	-
Issued on Spin-off	139	-	80,091	-	80,230	-
Outstanding at Sep. 30	139	-	80,091	-	80,230	-

b)	Redeemable/Exchangeable Units

The Redeemable/Exchangeable Units are non-voting limited partnership interests in the operating partnership and have the same economic attributes in all respects with the partnership’s class A limited partner units, as renamed managing general partner units effective August 8, 2013 (see Note 1c), in the operating partnership, except for the redemption right described below. Beginning on April 15, 2015, the Redeemable/Exchangeable Units may, at the request of the holder, be redeemed in whole or in part, for cash in an amount equal to the market value of one of the partnership’s units multiplied by the number of units to be redeemed (subject to certain adjustments). This right is subject to the partnership’s right, at its sole discretion, to elect to acquire any unit presented for redemption in exchange for one of the partnership’s units (subject to certain customary adjustments). If the partnership elects not to exchange the Redeemable/Exchangeable Units for units of the partnership, the Redeemable/Exchangeable Units are required to be redeemed for cash. The Redeemable/Exchangeable Units provide the holder the direct economic benefits and exposures to the underlying performance of the partnership and accordingly to the variability of the distributions of the operating partnership, whereas the partnership’s unitholders have indirect access to the economic benefits and exposures of the operating partnership through direct ownership interest in the partnership which owns a direct interest in the managing general partner units of the operating partnership.

Redeemable/Exchangeable Units outstanding are as follows:

	Redeemable/ Exchangeable Units
(thousands of units)	2013	2012
Outstanding at January 1	-	-
Issued on Spin-off	381,329	-
Outstanding at Sep. 30	381,329	-

c)	Special limited partner units of operating partnership

Property Special LP served as the general partner of the operating partnership and had sole authority for the management and control of the operating partnership until the reorganization which was effected on August 8, 2013 (see Note 1c). The general partner of Property Special LP is Brookfield Property General Partner Limited (“General Partner”), a corporation owned indirectly by Brookfield and previously controlled by the partnership through to August 8, 2013, through the General Partner, pursuant to the voting agreement. Property Special LP will be entitled to receive equity enhancement distributions and incentive distributions from the operating partnership as a result of its ownership of the special limited partner unit interests in the operating partnership.

On August 8, 2013, the partnership and Brookfield amended the partnership agreement for the operating partnership, to among other things make the partnership the managing general partner of the operating partnership (see Note 1c). This change simplified the governance structure of the partnership and more clearly delineated the partnership’s governance, rights and power over the relevant activities in respect of the operating partnership. As a result, the Voting Agreement between the partnership and Brookfield, which required Brookfield to exercise certain of its voting rights in respect of the operating partnership’s general partner, Property Special LP, as directed by the partnership, was terminated and related changes were made to the partnership agreement of the partnership and the Master Services Agreement.

Property Special LP originally held 1% general partner units and as part of the reorganization effected on August 8, 2013 these units were transferred to be 1% special limited partner units (see Note 1c). Property Special LP is entitled to the same distributions and the nature and voting rights of the special limited partner units are the same as the previous class A limited partner units. The managing general partner units held by the partnership continue to entitle the holder thereof to one vote for the purposes of any approval at a meeting of limited partners.

There were 4,759,997 special limited partner units outstanding at September 30, 2013.

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d)	Distributions

For the period from April 15, 2013, the date of the Spin-off, to September 30, 2013 distributions to general partners, limited partners and holders of the redeemable/exchangeable and special limited partner units of the operating partnership were nil, $30 million and $147 million, respectively, or $0.3777 unit.

e)	Earnings per unit

Earnings per unit reflect net income attributable to the limited partners of the partnership for the three and nine months ended September 30, 2013 of $39 million and $83 million, respectively, divided by total weighted average outstanding limited partnership units for the period of 80.1 million units. There are no dilutive instruments outstanding.

NOTE 18: NON-CONTROLLING INTERESTS

Non-controlling interests consists of the following:

(US$ Millions)	Sep. 30, 2013	Dec. 31, 2012
Preferred shares held by Brookfield	$ 25	$ -
Redeemable/Exchangeable and general partnership units held by Brookfield	10,072	-
Preferred equity of subsidiaries	1,374	-
Non-controlling interests in subsidiaries	9,664	10,840
Non-controlling interests	$ 21,135	$ 10,840

In connection with the reorganization, Brookfield provided a total of $25 million of working capital to the holding entities by subscribing for $5 million of preferred shares in one of the holding entities and in each of the four wholly-owned subsidiaries of other holding entities. The preferred shares are entitled to receive a cumulative preferential cash dividend equal to $1.25 million per year as and when declared by the board of the directors of the applicable entity and are redeemable at the option of the applicable entity at any time after the twentieth anniversary of their issuance.

NOTE 19: COMMERCIAL PROPERTY REVENUE

The components of commercial property revenue are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2013	2012	2013	2012
Base rent	$ 649	$ 645	$ 1,950	$ 1,897
Straight-line rent	17	26	73	59
Lease termination	1	1	1	17
Other	54	40	156	125
Commercial property revenue	$ 721	$ 712	$ 2,180	$ 2,098

NOTE 20: INVESTMENT AND OTHER REVENUE

The components of investment and other revenue are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2013	2012	2013	2012
Fee revenue	$ 12	$ 14	$ 39	$ 38
Dividend income	1	33	3	45
Interest income	6	12	37	45
Participating loan notes	14	-	27	-
Other	-	-	26	-
Investment and other revenue	$ 33	$ 59	$ 132	$ 128

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NOTE 21: DIRECT COMMERCIAL PROPERTY EXPENSE

The components of direct commercial property expense are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2013	2012	2013	2012
Employee compensation and benefits	$ 18	$ 23	$ 70	$ 65
Property maintenance	146	155	427	418
Real estate taxes	94	93	283	277
Ground rents	8	8	25	25
Other	14	18	73	78
Direct commercial property expense	$ 280	$ 297	$ 878	$ 863

NOTE 22: DIRECT HOSPITALITY EXPENSE

The components of direct hospitality expense are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2013	2012	2013	2012
Employee compensation and benefits	$ 95	$ 83	$ 286	$ 167
Marketing and advertising	9	12	35	26
Cost of food, beverage, and retail goods sold	22	16	64	33
Maintenance and utilities	26	25	76	44
Depreciation and amortization of real estate assets	32	16	97	33
Other	92	86	297	165
Direct hospitality expense	$ 276	$ 238	$ 855	$ 468

NOTE 23: ADMINISTRATION AND OTHER EXPENSE

The components of administration expense are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2013	2012	2013	2012
Employee compensation and benefits	$ 42	$ 35	$ 102	$ 92
Depreciation and amortization of non-real estate assets	8	18	30	50
Fund asset management fees	33	2	52	6
Management fee	12	-	23	-
Foreign exchange	(1)	1	(14)	3
Other	14	-	48	14
Administration and other expense	$ 108	$ 56	$ 241	$ 165

NOTE 24: FAIR VALUE GAINS, Net

The components of fair value gains, net, are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2013	2012	2013	2012
Investment properties	$ 156	$ 552	$ 764	$ 1,020
Financial instruments	57	78	103	83
Other fair value (losses) gains	(28)	(58)	(92)	(82)
Fair values gains, net	$ 185	$ 572	$ 775	$ 1,021

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NOTE 25: OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income consists of the following:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US Millions)	2013	2012	2013	2012
Items that may be reclassified to net income:
Foreign currency translation
Unrealized foreign currency translation (losses) in respect of foreign operations	$187	$173	$(631)	$107
Gains (losses) on hedges of net investments in foreign operations, net of income taxes for the three and nine months ended September 30, 2013 of $2 million and $2 million, respectively (2012 - $1 million and nil)	(62)	(28)	7	(34)
	126	145	(623)	73
Cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges, net of income taxes for the three and nine months ended September 30, 2013 of $1 million and $30 million, respectively (2012 – $3 million and $27 million)	3	(16)	114	(78)
Reclassification of losses on derivatives designated as cash flow hedges, net of income taxes for the three and nine months ended September 30, 2013 of $1 million and $3 million, respectively (2012 - $1 million and $2 million)	2	-	8	5
	5	(16)	122	(73)
Available-for-sale securities
Change in unrealized gains on available-for-sale securities, net of income taxes for the three and nine months ended September 30, 2013 of nil and nil, respectively (2012 - nil and nil)	(1)	(24)	5	(9)
	(1)	(24)	5	(9)
Equity accounted investments
Share of unrealized foreign currency translation (losses) in respect of foreign operations, net of income taxes for the three and nine months ended September 30, 2013 of $(11) million and $(4) million, respectively (2012 - nil and nil)	55	(7)	17	(16)
Other comprehensive (loss)	$185	$ 98	$(479)	$ (25)

NOTE 26: GUARANTEES, CONTINGENCIES AND OTHER

In the normal course of operations, the partnership and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets and sales of services.

The partnership’s operating subsidiaries have also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevent the partnership from making a reasonable estimate of the maximum potential amount that it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the partnership nor its consolidated subsidiaries have made significant payments under such indemnification agreements.

The partnership does not conduct its operations, other than those of equity-accounted investments, through entities that are not fully or proportionately consolidated in these financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in these financial statements.

The partnership and its operating subsidiaries may be contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise. A specific litigation, with a judgment amount of $59 million (A$63 million), is being pursued against one of the partnership’s subsidiaries related to security on a defaulted loan. Management has determined that the most probable cash outflow related to the litigation being pursued against the company is $25 million (A$27 million), which has been fully provided for in the partnership’s financial statements. The partnership anticipates this specific litigation will be settled in 2014.

The partnership, through its 50% interest in London Wall Place LP, has a £14 million commitment to the City of London related to the acquisition of London Wall Place at September 30, 2013.

The partnership maintains insurance on its properties in amounts and with deductibles that it believes are in line with what owners of similar properties carry. The partnership maintains all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm).

31

In the second quarter of 2013, Brookfield announced the final close on the $4.4 billion Brookfield Strategic Real Estate Partners fund, a global private fund focused on making opportunistic investments in commercial property. The partnership, as lead investor, committed approximately $1.3 billion to the fund.

NOTE 27: CAPITAL MANAGEMENT AND LIQUIDITY

The capital of the partnership consists of property debt, capital securities, other secured debt and equity.

The partnership’s objectives when managing this capital are to maintain an appropriate balance between holding a sufficient amount of capital to support its operations and to reduce its weighted average cost of capital and improve the returns on equity through value enhancement initiatives and the consistent monitoring of the balance between debt and equity financing of the subsidiaries. As at September 30, 2013, the recorded values of capital in the financial statements totaled $44 billion (December 2012 - $45 billion). Its principal liquidity needs for the next year are to:

•	fund recurring expenses;

•	meet debt service requirements;

•	make dividend payments;

•	fund those capital expenditures deemed mandatory, including tenant improvements;

•	fund current development costs not covered under construction loans; and

•	fund investing activities which could include discretionary capital expenditures and property acquisitions.

Most of the partnership’s borrowings are in the form of long-term asset-specific financings with recourse only to the specific assets. Limiting recourse to specific assets ensures that poor performance within one area does not compromise the partnership’s ability to finance the balance of its operations.

 The partnership’s operating subsidiaries are subject to limited covenants in respect of their corporate debt and are in full compliance with all such covenants at September 30, 2013. The partnership’s operating subsidiaries are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to the partnership.

The partnership’s strategy is to satisfy its liquidity needs in respect of the partnership using the partnership’s cash on hand, cash flows generated from operating activities and provided by financing activities, as well as proceeds from asset sales. The operating subsidiaries of the partnership also generate liquidity by accessing capital markets on an opportunistic basis.

The partnership’s principal liquidity needs for periods beyond the next year are for scheduled debt maturities, distributions, recurring and non-recurring capital expenditures, development costs and potential property acquisitions. The partnership plans to meet these needs with one or more of: cash flows from operations; construction loans; creation of new funds; proceeds from sales of assets; proceeds from sale of non-controlling interests in subsidiaries; and credit facilities and refinancing opportunities.

NOTE 28: FINANCIAL INSTRUMENTS

(a)	Derivatives and hedging activities

The partnership’s subsidiaries use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The partnership does not use derivatives for speculative purposes. The partnership uses the following derivative instruments to manage these risks:

• Foreign currency forward contracts to hedge exposures to Canadian dollar, Australian dollar, British pound and Euro denominated investments in foreign subsidiaries and foreign currency denominated financial assets;

• Interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;

• Interest rate caps to hedge interest rate risk on certain variable rate debt; and

• Total return swaps on BPO’s shares to economically hedge exposure to variability in its share price under its deferred share unit plan.

The partnership also designates Canadian dollar financial liabilities of certain of its operating entities as hedges of its net investments in its Canadian operations.

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Interest rate hedging

As at September 30, 2013, the partnership had derivatives representing a notional amount of $1,401 million in place to fix rates on forecasted fixed rate financings with maturities between 2023 and 2026 at rates between 2.3% and 4.7%. As at December 31, 2012, the partnership had derivatives representing a notional amount of $1,377 million in place to fix rates on forecasted fixed rate financings with a maturity between 2023 and 2025 at rates between 2.1% and 4.7%. The hedged forecasted fixed rate financings are denominated in U.S. Dollars and Canadian Dollars.

As at September 30, 2013, the partnership had derivatives with a notional amount of $3,476 million in place to fix rates on existing variable rate debt at between 0.6% and 5.9% for debt maturities between 2013 and 2018. As at December 31, 2012, the partnership had derivatives with a notional amount of $5,034 million in place to fix rates on existing variable rate debt at between 0.6% and 10.5% for debt maturities between 2013 and 2017. The hedged variable rate debts are denominated in U.S. Dollars, British Pounds, Euros and Australian Dollars.

The fair value of the partnership’s outstanding interest rate derivative positions as at September 30, 2013 is a loss of $119 million (December 31, 2012 – loss of $273 million). For the three and nine months ended September 30, 2013, and 2012, the amount of hedge ineffectiveness recorded in interest expense in connection with the partnership’s interest rate hedging activities was not significant.

Foreign currency hedging

The partnership has derivatives designated as net investment hedges of our investments in foreign subsidiaries. As at September 30, 2013, the partnership hedged a notional amount of £600 million at rates between £0.63/US$ and £0.66/US$ using foreign currency forward contracts maturing between October 2013 and February 2014. As at December 31, 2012, the partnership designated a notional amount of £45 million at £0.62/US$ using foreign currency forward contracts maturing June 30, 2013. In addition, as at September 30, 2013, the partnership hedged a notional amount of €275 million (December 31, 2012 – nil) at rates between €0.75/US$ and €0.77/US$ using foreign currency forward contracts maturing in November 2013. The partnership also hedged, as at September 30, 2013, a notional amount of AU$ 85 million (December 31, 2012 – nil) at rates between AU$1.00/US$ and AU$1.07/US$ using foreign currency forward contracts maturing between December 2013 and March 2014.

The fair value of the partnership’s outstanding foreign currency forwards as at September 30, 2013 is a loss of $53 million (December 31, 2012 – nil).

In addition, as of September 30, 2013, the partnership had designated C$900 million (December 31, 2012 – C$1,100 million) of Canadian dollar financial liabilities as hedges against our net investment in Canadian operations.

Other derivatives

The following other derivatives have been entered into to manage financial risks and have not been designated as hedges for accounting purposes.

At September 30, 2013, the partnership had a total return swap under which the partnership received the return on a notional amount of 1.4 million BPO common shares in connection with BPO’s deferred share unit plan. The fair value of the total return swap at September 30, 2013 was $3 million (December 31, 2012 – gain of $1 million) and a $2 million loss in connection with the total return swap was recognized in general and administration expense in the three months ended September 30, 2013 (2012 – gain of $1 million).

At September 30, 2013, the partnership had interest rate cap contracts outstanding with a notional amount of $3,733 million, at rates between 1.15% and 4.5% and expiring between 2014 and 2016. As at December 31, 2012, the partnership had interest rate cap contracts outstanding with a notional amount of $3,564 million, at rates between 1.2% and 4.5% and expiring between 2013 and 2016. The fair value of these contracts at September 30, 2013 was nil (December 31, 2012– nil). In addition as of September 30, 2013 the partnership had interest rate swaps with a notional amount of $42 million (December 31, 2012– not applicable), with interest rates between 0.8% and 1.4% maturing between 2017 and 2020. The fair value of these contracts as at September 30, 2013 was nil (December 31, 2012– not applicable).

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(b) Measurement and classification of financial instruments

Classification and measurement

The following table outlines the classification and measurement basis, and related fair value for disclosures, of the financial assets and liabilities in the financial statements:

			Sep. 30, 2013		Dec. 31, 2012
(US$ Millions)	Classification	Measurement basis	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Participating loan interests	Loans and receivables	Amortized cost(1)	$ 784	$ 784	$ -	$ -
Loans and notes receivable	Loans and receivables	Amortized cost	136	136	458	458
Other non-current assets
Securities designated as FVTPL	FVTPL	Fair Value	1,054	1,054	915	915
Derivative assets	FVTPL	Fair Value	537	537	538	538
Securities designated as AFS	AFS	Fair Value	152	152	208	208
Other receivables	Loans and receivables	Amortized cost	128	128	148	148
Accounts receivable and other
Other receivables	Loans and receivables	Amortized cost	1,195	1,195	989	989
Cash and cash equivalents	Loans and receivables	Amortized cost	1,566	1,566	894	894
			$ 5,552	$ 5,552	$ 4,150	$ 4,150
Financial liabilities
Property debt	Other liabilities	Amortized cost(2)	$ 19,282	$ 19,706	$ 19,808	$ 20,353
Capital securities	Other liabilities	Amortized cost	1,894	1,903	866	890
Other non-current liabilities
Other secured debt	Other liabilities	Amortized cost	-	-	9	9
Other non-current financial liabilities	Other liabilities	Amortized cost(3)	511	511	430	430
Accounts payable and other liabilities	Other liabilities	Amortized cost(4)	1,353	1,353	1,592	1,592
			$ 23,040	$ 23,473	$ 22,705	$ 23,274
(1) Includes embedded derivatives classified as FVTPL and measured at fair value of $61 million (2012 - $48 million).
(2) Includes embedded derivatives classified as FVTPL and measured at fair value of nil (2012 - $54 million).
(3) Includes embedded derivatives classified as FVTPL and measured at fair value of nil (2012 - $98 million).
(4) Includes embedded derivatives classified as FVTPL and measured at fair value of $114 million (2012 - $248 million).

Fair value hierarchy

The partnership values instruments carried at fair value using quoted market prices, where available. Quoted market prices represent a Level 1 valuation. When quoted market prices are not available, the partnership maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3.

The following table outlines financial assets and liabilities measured at fair value in the financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above:

	Sep. 30, 2013				Dec. 31, 2012
(US$ Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial assets
Participating loan interests – embedded derivative	$ -	$ -	$ 61	$ 61	$ -	$ -	$ 48	$ 48
Other non-current assets
Securities designated as FVTPL	-	-	1,054	1,054	-	-	915	915
Securities designated as AFS	-	-	152	152	-	-	208	208
Derivative assets	-	-	537	537	-	-	538	538
	$ -	$ -	$ 1,804	$ 1,804	$ -	$ -	$ 1,709	$ 1,709

Financial liabilities
Property debt	$ -	$ -	$ -	$ -	$ -	$ -	$ 54	$ 54
Other non-current liabilities	-	-	-	-	-	98	-	98
Accounts payable and other liabilities	-	114	-	114	-	248	-	248
	$ -	$ 114	$ -	$ 114	$ -	$ 346	$ 54	$ 400

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A reconciliation of fair value measurements in Level 3 is presented below:

	Sep. 30, 2013
(US$ Millions)	Financial Assets	Financial Liabilities
Opening balance	$ 1,709	$ 54
Acquisitions	25	-
Dispositions	(58)	(54)
Fair value gains (losses), net and Other Comprehensive Income	91	-
Reclassification from consolidated assets	37
Closing balance	$ 1,804	$ -

NOTE 29: RELATED PARTIES

In the normal course of operations, the partnership entered into the transactions below with related parties on market terms. These transactions have been measured at fair value and are recognized in the interim condensed consolidated financial statements.

The immediate parent of the partnership is the managing general partner of the partnership. The ultimate parent of the partnership is Brookfield. Other related parties of the partnership represent its subsidiaries and operating entities.

a)	Transactions with other related parties

Since Spin-off, the partnership had a management agreement with its managers, wholly-owned subsidiaries of Brookfield.

Pursuant to the Master Services Agreement, on a quarterly basis, the partnership pays a base management fee, referred to as the base management fee, to the managers equal to $12.5 million per quarter ($50 million annually). The base management fee for the period of April 15, 2013 through September 30, 2013 was $23 million.

Additionally, the partnership pays a quarterly equity enhancement distribution to the Property Special LP of 0.3125% of the amount by which the operating partnership’s total capitalization value at the end of each quarter exceeds its total capitalization value immediately following the Spin-off, subject to certain adjustments. For purposes of calculating the equity enhancement distribution, the capitalization of the partnership is equal to the volume weighted average of the closing prices of the partnership’s units on the New York Stock Exchange (or other exchange or market where the partnership’s units are principally traded) for each of the last five trading days of the applicable quarter multiplied by the number of issued and outstanding units of the partnership on the last of those days (assuming full conversion of Brookfield’s interest in the partnership into units of the partnership), plus the amount of third-party debt, net of cash, with recourse to the partnership and the operating partnership and certain holding entities held directly by the operating partnership. The equity enhancement distribution from Spin-off (April 15, 2013), to September 30, 2013 was nil.

During the period of April 15, 2013 through September 30, 2013, $23 million was reimbursed at cost to the manager of the partnership. These amounts represent third party costs that were paid for by Brookfield on behalf of the partnership relating to Spin-off expenses, general and administrative expenses, and acquisition related expenses of the partnership. These expenses were charged to the partnership from Brookfield at cost.

The following table summarizes transactions with related parties:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2013	2012	2013	2012
Commercial property revenue(1)	$ 2	$ 2	$ 6	$ 7
Interest and other income	9	10	28	33
Interest expense on commercial property debt	4	-	10	-
Administration expense (2)	41	13	96	36
Management fees paid	46	5	86	18

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(US$ Millions) Balances outstanding as at	Sep. 30, 2013	Dec. 31, 2012
Participating loan interests	$ 784	$ -
Loans and notes receivable (3)	358	423
Receivables and other assets	7	1
Capitalized construction profits payable to Brookfield Asset Management Inc.	-	49
Property debt payable	404	30
Other liabilities	73	52
(1) Amounts received from Brookfield and its subsidiaries for the rental of office premises
(2) Amounts paid to Brookfield and its subsidiaries for administrative services
(3) Includes $128 million receivable from Brookfield upon the earlier of the partnership's exercise of its option to convert its participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan notes.

NOTE 30: SEGMENTED INFORMATION

The partnership has three operating segments which are independently reviewed and managed by the chief operating decision maker (“CODM”), who is identified as the chief executive officer of the manager of the partnership. The operating segments are office, retail, and multi-family, industrial and other, and corporate, located in the United States, Canada, Australia, Brazil and Europe.

The CODM measures and evaluates segment performance based on equity, net operating income (“NOI”), and funds from operations (“FFO”). NOI and FFO do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies. The partnership defines these measures as follows:

•	NOI: means revenues from commercial and hospitality operations of consolidated properties less direct commercial property and hospitality expenses, with the exception of depreciation and amortization of real estate assets.
•	FFO: means income, including equity accounted income, before realized gains (losses) on real estate property, fair value gains (losses) (including equity accounted fair value gains (losses)), depreciation and amortization of real estate assets, income tax expense (benefit), and less non-controlling interests.

The following summary presents segmented financial information for the partnership’s principal geographic areas of business:

(US$ Millions)		Total assets		Total liabilities		Equity before non-controlling interests of others in operating subsidiaries
		Sep. 30, 2013	Dec. 31, 2012	Sep. 30, 2013	Dec. 31, 2012	Sep. 30, 2013	Dec. 31, 2012
Office
	United States (1)	$ 16,831	$ 16,247	$ 8,081	$ 8,193	$ 7,907	$ 7,349
	Canada (2)	5,086	5,262	2,705	2,526	1,882	2,224
	Australia (3)	5,020	5,811	2,216	2,750	2,670	2,938
	Europe	2,409	2,063	761	744	1,647	1,317
	Developments	1,870	1,531	587	560	674	554
	Unallocated (4)	-	-	1,259	1,284	(7,423)	(7,362)
		31,216	30,914	15,609	16,057	7,357	7,020
Retail
	United States	6,193	5,757	-	305	5,749	5,029
	Australia	143	231	61	102	80	107
	Brazil	2,089	2,287	798	871	337	369
		8,425	8,275	859	1,278	6,166	5,505
Multi-Family, Industrial and Other (5)		8,046	8,492	5,817	6,343	841	638
Corporate		5	-	2,179	-	(2,199)	-
		$ 47,692	$ 47,681	$ 24,464	$ 23,678	$ 12,165	$ 13,163
1.	Equity before non-controlling interests of others in operating subsidiaries is net of non-controlling interests of $843 million (2012 - $705 million).
2.	Equity before non-controlling interests of others in operating subsidiaries is net of non-controlling interests of $499 million (2012 - $512 million).
3.	Equity before non-controlling interests of others in operating subsidiaries is net of non-controlling interests of $134 million (2012 - $123 million).
4.	Unallocated liabilities include corporate debt and capital securities. Equity before non-controlling interests of others in operating subsidiaries includes non-controlling interests.
5.	Operations in North America, Europe, Australia, and Brazil.
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(US$ Millions)		Total revenue		NOI		FFO
Three months ended Sep. 30,		2013	2012	2013	2012	2013	2012
Office
	United States (1)	$ 366	$ 358	$ 207	$ 207	$ 99	$ 100
	Canada (2)	139	150	69	73	37	49
	Australia	98	129	61	79	44	36
	Europe (3)	18	38	12	7	8	34
	Unallocated (4)	-	-	-	-	(108)	(109)
		621	675	349	366	80	110
Retail
	United States	-	-	-	-	66	61
	Australia	3	9	2	2	1	2
	Brazil	38	32	22	21	1	-
		41	41	24	23	68	63
Multi-Family, Industrial and Other(6)		386	315	118	64	17	2
Corporate		-	-	-	-	(41)	-
		$ 1,048	$ 1,031	$ 491	$ 453	$ 124	$ 175
1.	FFO represents interests attributable to LP units and REUs (defined as Redeemable/Exchangeable and special limited partner units of the operating partnership). The interests attributable to REUs are presented as non-controlling interests in the condensed consolidated statements of income.
2.	2013 FFO include equity accounted income of $14 million (2012 - $19 million) and is net of non-controlling interests of $59 million (2012 - $57 million).
3.	2013 FFO is net of non-controlling interests of $19 million (2012 - $25 million).
4.	2013 FFO include a dividend of nil from CWG (2012 - $31 million).
5.	FFO primarily include unallocated interest expense, and non-controlling interest.
6.	Operations primarily in North America with interests in Europe, Australia, and Brazil.

(US$ Millions)		Total revenue		NOI		FFO(1)
Nine months ended Sep. 30,		2013	2012	2013	2012	2013	2012
Office
	United States (2)	$ 1,106	$ 1,059	$ 615	$ 620	$ 334	$ 307
	Canada (3)	419	438	212	212	105	135
	Australia	326	372	209	225	149	121
	Europe (4)	46	62	30	23	13	43
	Unallocated (5)	-	-	-	-	(341)	(325)
		1,897	1,931	1,066	1,080	260	281
Retail
	United States	-	-	-	-	196	170
	Australia	13	15	10	9	5	4
	Brazil	105	104	68	66	4	(2)
		118	119	78	75	205	172
Multi-Family, Industrial and Other(6)		1,251	704	354	173	50	13
Corporate		-	-	-	-	(75)	-
		$ 3,266	$ 2,754	$ 1,498	$ 1,328	$ 440	$ 466
1.	FFO represents interests attributable to LP units and REUs (defined as Redeemable/Exchangeable and special limited partner units of the operating partnership). The interests attributable to REUs are presented as non-controlling interests in the condensed consolidated statements of income.
2.	2013 FFO include equity accounted income of $48 million (2012 - $60 million) and is net of non-controlling interests of $197 million (2012 - $179 million).
3.	2013 FFO is net of non-controlling interests of $53 million (2012 - $68 million).
4.	2013 FFO include a dividend of nil from CWG (2012 - $40 million).
5.	FFO primarily include unallocated interest expense, and non-controlling interest.
6.	Operations primarily in North America with interests in Europe and Australia.

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The following table provides a reconciliation of revenue, NOI and FFO to net income before non-controlling interests in subsidiaries for the three and nine months ended September 30, 2013 and 2012:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2013	2012	2013	2012
Commercial property revenue	$ 721	$ 712	$ 2,180	$ 2,098
Hospitality revenue	294	260	954	528
Direct commercial property expense	(280)	(297)	(878)	(863)
Direct hospitality expense	(276)	(238)	(855)	(468)
Depreciation and amortization of real estate assets (1)	32	16	97	33
NOI	491	453	1,498	1,328
Investment and other revenue	33	59	132	128
Share of equity accounted income excluding fair value gains	103	108	302	299
Interest expense	(275)	(261)	(818)	(742)
Administration and other expense	(108)	(56)	(241)	(165)
Non-controlling interests of others in operating subsidiaries in funds from operations	(120)	(128)	(433)	(382)
FFO (2)	124	175	440	466
Depreciation and amortization of real estate assets (1)	(32)	(16)	(97)	(33)
Fair value gains, net	185	572	775	1,021
Share of equity accounted fair value gains	60	126	255	683
Income tax expense	(60)	(152)	(355)	(464)
Share of equity accounted income tax expense	(14)	-	(14)	-
Non-controlling interests of others in operating subsidiaries in income tax expense	(28)	(296)	(287)	(608)
Net income before non-controlling interests of others in operating subsidiaries	235	409	717	1,065
Non-controlling interests of others in operating subsidiaries	148	424	720	990
Net income	$ 383	$ 833	$ 1,437	$ 2,055
(1) Depreciation and amortization of real estate assets is a component of direct hospitality expense that is added back to NOI and is deducted in the net income calculation.
(2) FFO represents interests attributable to LP units and REUs (defined as Redeemable/Exchangeable and special limited partner units of the operating partnership). The interests attributable to REUs are presented as non-controlling interests in the condensed consolidated statements of income.

The following summary presents financial information by the partnership’s principal geographic regions in which it operates:

(US$ Millions)	Total revenue three months ended Sep. 30,		Total revenue nine months ended Sep. 30,		Total non-current assets as at
	2013	2012	2013	2012	Sep. 30, 2013	Dec. 31, 2012
United States	$ 689	$ 673	$ 2,176	$ 1,761	$ 28,664	$ 28,445
Canada	142	150	427	440	5,506	5,509
Australia	154	138	503	387	5,079	7,050
Brazil	38	32	105	104	2,230	2,360
Europe	25	38	55	62	3,323	2,222
	$ 1,048	$ 1,031	$ 3,266	$ 2,754	$ 44,802	$ 45,586

NOTE 31: Supplemental cash flow information

The following table presents the cash interest and taxes paid for the three and nine month periods ended September 30, 2013 and 2012:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2013	2012	2013	2012
Cash taxes paid	$ 23	$ 26	$ 80	$ 74
Cash interest paid	277	201	702	619

NOTE 32: SUBSEQUENT EVENTS

Subsequent to quarter end, the partnership reached an agreement to acquire Industrial Developments International Inc. (“IDI”) from the U.S. subsidiary of Kajima Corporation in a $1.1 billion transaction that will create one of North America’s largest industrial property companies. The partnership will own an approximate 25% interest in IDI with the balance owned by Brookfield’s institutional partners. The transaction is expected to close in the fourth quarter of 2013. The partnership is in the process of finalizing its purchase price allocation.

On November 1, 2013 the partnership. announced that it has agreed to acquire additional shares and warrants to acquire common shares of General Growth Properties for total consideration of approximately $1.4 billion. As a result of the acquisition, the partnership will increase its fully-diluted ownership interest in GGP to approximately 32%, assuming the

38

exercise of all of the outstanding warrants or approximately 28% on a basic basis. The acquisition will be funded through the issuance of $435 million of units of the partnership to institutional investors and $995 million of Redeemable/Exchangeable Units of the operating partnership to Brookfield.

On October 15, 2013, the partnership, through DTLA Holdings LLC (“DTLA Holdings”), completed the acquisition of MPG Office Trust, Inc. (“MPG”), an owner and operator of office properties in Los Angeles, for $433 million. DTLA Holdings is a fund established to invest in downtown Los Angeles office properties that is controlled by the company through its approximately 47% equity interest and the powers it has as manager of the fund. The remaining equity in the fund of approximately 53% is held by institutional partners. The partnership and its institutional partners contributed cash and the Los Angeles assets previously held by the partnership’s U.S. Office Fund to DTLA Holdings. DTLA Holdings now indirectly owns both the partnership’s existing downtown Los Angeles office assets and all of the assets of MPG through a subsidiary, Brookfield DTLA Fund Office Trust Investor Inc.

Through DTLA Holdings, the partnership indirectly acquired all of the voting common shares of MPG for cash of $3.15 per share. Pursuant to the terms of the transaction, the partnership made a tender offer to purchase MPG’s outstanding Series A Preferred Stock for cash of $25.00 per share and, for each share of MPG Series A Preferred Stock that was not tendered, the partnership exchanged the preferred stock for one share of Brookfield DTLA Fund Office Trust Investor Inc. Series A Preferred Stock with rights, terms and conditions substantially identical to the MPG preferred stock. The total consideration of $433 million paid for MPG common and preferred shares was paid with cash of $190 million and 9,730,370 Brookfield DTLA Fund Office Trust Investor Inc. Series A Preferred Stock with a fair value of $243 million which will be recognized as non-controlling interest in the partnership’s financial statements. The fair value was determined based on discounting the expected cash flows associated with the preferred shares.

The acquisition represents a business combination accounted for in accordance with IFRS 3(R). The partnership will consolidate its interest in MPG effective October 15, 2013 and recognize the assets and liabilities of MPG at fair value as at that date. The following is a preliminary summary of the amounts assigned to each major class of asset and liability of MPG at the date the company obtained control:

(Millions)	As at October 15, 2013
Commercial properties and developments	$1,781
Accounts receivables and other assets	30
Restricted cash and deposits	234
Cash and cash equivalents	40
Commercial property debt	1,617
Accounts payable and accrued liabilities	35
Total	$433

NOTE 33: APPROVAL OF FINANCIAL STATEMENTS

These condensed consolidated financial statements were approved by the Board of Directors of the partnership and authorized for issue on November 6, 2013.

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